Filed Pursuant to Rule 424(b)(3)

Registration No. 333-218914

$1,478,105,000

THE SHERWIN-WILLIAMS COMPANY

Offers to Exchange

All of the Outstanding Restricted 7.25% Senior Notes Due 2019 Issued on June 2, 2017

for Newly Issued and Registered 7.25% Senior Notes Due 2019

All of the Outstanding Restricted 4.20% Senior Notes Due 2022 Issued on June 2, 2017

for Newly Issued and Registered 4.20% Senior Notes Due 2022

All of the Outstanding Restricted 3.30% Senior Notes Due 2025 Issued on June 2, 2017

for Newly Issued and Registered 3.30% Senior Notes Due 2025

All of the Outstanding Restricted 3.95% Senior Notes Due 2026 Issued on June 2, 2017

for Newly Issued and Registered 3.95% Senior Notes Due 2026

All of the Outstanding Restricted 4.40% Senior Notes Due 2045 Issued on June 2, 2017

for Newly Issued and Registered 4.40% Senior Notes Due 2045

On June 2, 2017, we issued $277,176,000 aggregate principal amount of restricted 7.25% Senior Notes due 2019, or the Original 2019 Notes, $385,909,000 aggregate principal amount of restricted 4.20% Senior Notes due 2022, or the Original 2022 Notes, $235,324,000 aggregate principal amount of restricted 3.30% Senior Notes due 2025, or the Original 2025 Notes, $331,342,000 aggregate principal amount of restricted 3.95% Senior Notes due 2026, or the Original 2026 Notes, and $248,354,000 aggregate principal amount of restricted 4.40% Senior Notes due 2045, or the Original 2045 Notes, in accordance with Rule 144A and Regulation S under the Securities Act of 1933, or the Securities Act, in exchange for outstanding notes with the same interest rates and maturities issued by The Valspar Corporation, or Valspar. We refer herein to the Original 2019 Notes, the Original 2022 Notes, the Original 2025 Notes, the Original 2026 Notes and the Original 2045 Notes, collectively, as the Original Notes.

We are offering to exchange up to $277,176,000 aggregate principal amount of new 7.25% Senior Notes due 2019, or the New 2019 Notes, $385,909,000 aggregate principal amount of new 4.20% Senior Notes due 2022, or the New 2022 Notes, $235,324,000 aggregate principal amount of new 3.30% Senior Notes due 2025, or the New 2025 Notes, $331,342,000 aggregate principal amount of new 3.95% Senior Notes due 2026, or the New 2026 Notes, and $248,354,000 aggregate principal amount of new 4.40% Senior Notes due 2045, or the New 2045 Notes, for outstanding Original Notes of the applicable series. We refer to the New 2019 Notes, the New 2022 Notes, the New 2025 Notes, the New 2026 Notes and the New 2045 Notes, collectively, as the Exchange Notes. We refer herein to the Original Notes and the Exchange Notes, collectively, as the Notes. We refer to the offers to exchange, collectively, as the Exchange Offers.

The terms of each series of Exchange Notes are substantially identical to the terms of the corresponding series of Original Notes, except that the Exchange Notes will be registered under the Securities Act and the transfer restrictions and registration rights and related additional interest provisions applicable to the Original Notes will not apply to the Exchange Notes. Each series of Exchange Notes will be part of the same series as the corresponding series of Original Notes and will be issued under the same Indenture (as defined herein). The Exchange Notes will be exchanged for Original Notes of the corresponding series in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof, except for the New 2019 Notes, which will be exchanged for Original 2019 Notes in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof. We will not receive any proceeds from the issuance of Exchange Notes in the Exchange Offers.

You may withdraw tenders of Original Notes at any time prior to the expiration of the Exchange Offers.

The Exchange Offers expire at 5:00 p.m. New York City time on August 7, 2017 unless extended, which we refer to as the “Expiration Date.”

We do not intend to list the Exchange Notes on any securities exchange or to seek approval through any automated quotation system, and no active public market for the Exchange Notes is anticipated.

You should consider carefully the risk factors beginning on page 13 of this prospectus before deciding whether to participate in the Exchange Offers.

Neither the Securities and Exchange Commission, or the “SEC,” nor any state securities commission has approved or disapproved of the Exchange Notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 7, 2017.

Rather than repeat certain information in this prospectus that we have already included in reports filed with the SEC, this prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. We will provide this information to you at no charge upon written or oral request directed to: The Sherwin-Williams Company, 101 West Prospect Ave, Cleveland, Ohio 44115-1075, Attention: Investor Relations; Telephone: (216) 566-2000. In order to receive timely delivery of any requested documents in advance of the Expiration Date, you should make your request no later than July 31, 2017, which is five full business days before you must make a decision regarding the Exchange Offers.

This prospectus may only be used where it is legal to make the Exchange Offers and by a broker-dealer for resales of Exchange Notes acquired in the Exchange Offers where it is legal to do so.

This prospectus and the information incorporated by reference summarize documents and other information in a manner we believe to be accurate, but we refer you to the actual documents for a more complete understanding of the information we discuss in this prospectus and the information incorporated by reference. In deciding to exchange your Original Notes, you must rely on your own examination of such documents, our business and the terms of the offering and the Exchange Notes, including the merits and risks involved.

We make no representation to you that the Exchange Notes are a legal investment for you. You should not consider any information in this prospectus to be legal, business or tax advice. You should consult your own attorney, business advisor and tax advisor for legal, business and tax advice regarding an investment in the Exchange Notes. Neither the delivery of the prospectus nor any exchange made pursuant to this prospectus implies that any information set forth in or incorporated by reference in this prospectus is correct as of any date after the date of this prospectus.

Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offers must acknowledge that it will deliver a prospectus in connection with any resale of Exchange Notes. The letter of transmittal accompanying this prospectus states that by so acknowledging and by delivering a prospectus, a broker dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Original Notes where the Original Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period ending on the date on which a broker-dealer is no longer required to deliver a prospectus in connection with market-making or other trading activities, we will make this prospectus available to any broker-dealer for use in connection with these resales. See “Plan of Distribution.”

i

References in this prospectus to the terms “we,” “us,” “the Company” or “Sherwin-Williams” or other similar terms mean The Sherwin-Williams Company and its consolidated subsidiaries, unless we state otherwise or the context indicates otherwise.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are subject to the informational reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act. We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available over the Internet at the SEC’s website at www.sec.gov. You may read and copy any reports, statements and other information filed by us at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the Public Reference Room. You may also inspect such SEC reports and other information at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

We make available free of charge on or through our website our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and amendments to these reports, as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the SEC. You may access these documents on the “Investor Relations” page of our website at www.sherwin.com. We do not intend for information contained on or accessible through our website to be part of this prospectus, other than the documents that we file with the SEC that are expressly incorporated by reference into this prospectus.

INFORMATION WE INCORPORATE BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information in documents we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in or omitted from this prospectus, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (1) after the date of the initial filing of the registration statement of which this prospectus forms a part prior to the effectiveness of the registration statement and (2) after the date of the prospectus until the completion of the offering of securities described in this prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2016;

•	our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017; and

•	our Current Reports on Form 8-K filed on January 31, 2017, February 13, 2017, February 27, 2017, March 21, 2017, March 29, 2017, April 12, 2017, April 24, 2017, May 2, 2017, May 8, 2017, May 11, 2017, May 16, 2017, June 1, 2017, June 5, 2017 and June 16, 2017.

We will not, however, incorporate by reference in this prospectus any documents or portions thereof that are not deemed “filed” with the SEC, including any information furnished pursuant to Item 2.02 or Item 7.01 of our current reports on Form 8-K unless, and except to the extent, specified in such current reports.

ii

We also incorporate by reference Valspar’s unaudited condensed consolidated balance sheets as of April 28, 2017 and April 29, 2016 and the related unaudited condensed consolidated statements of operations, statements of comprehensive income and statements of cash flows for the periods then ended, together with the notes thereto, included on pages 3 through 21 of Valspar’s Quarterly Report on Form 10-Q for the quarterly period ended April 28, 2017 (SEC File No. 1-03011), filed with the SEC on May 31, 2017.

You may obtain copies of these filings without charge by requesting the filings in writing or by telephone at the following address.

The Sherwin-Williams Company

101 West Prospect Avenue

Cleveland, Ohio 44115-1075

Telephone Number: (216) 566-2000

Attn: Secretary

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SUMMARY

The following summary information is qualified in its entirety by the information contained elsewhere in this prospectus, including the documents we have incorporated by reference. Because this is a summary, it does not contain all the information that may be important to you. We urge you to read carefully this entire prospectus, including the consolidated financial statements of Sherwin-Williams and Valspar and the related notes incorporated by reference herein, as well as the other documents incorporated by reference. Investing in the Notes involves risks, as described in the “Risk Factors” section.

Our Business

The Sherwin-Williams Company, founded in 1866, and its consolidated wholly owned subsidiaries are engaged in the development, manufacture, distribution and sale of paint, coatings and related products to professional, industrial, commercial and retail customers primarily in North and South America with additional operations in the Caribbean region, Europe and Asia. The Company manufactures products under well-known brands such as Sherwin-Williams®, HGTV HOME® by Sherwin-Williams, Dutch Boy®, Krylon®, Minwax®, Thompson’s® Water Seal®, Valspar® and many more. With global headquarters in Cleveland, Ohio, Sherwin-Williams® branded products are sold exclusively through a chain of more than 4,100 company-operated stores and facilities, while the Company’s other brands are sold through leading mass merchandisers, home centers, independent paint dealers, hardware stores, automotive retailers and industrial distributors. The Company is structured into four reportable segments: Paint Stores Group, Consumer Group, Global Finishes Group and Latin America Coatings Group. We report all other business activities and immaterial operating segments that are not reportable in the Administrative segment.

Paint Stores Group

The Paint Stores Group consisted of 4,180 company-operated specialty paint stores in the United States, Canada, Puerto Rico, Virgin Islands, Grenada, Trinidad and Tobago, St. Maarten, Jamaica, Curacao, Aruba, St. Lucia and Barbados at December 31, 2016. Each store in this segment is engaged in the related business activity of selling paint, coatings and related products to end-use customers. The Paint Stores Group markets and sells Sherwin-Williams® branded architectural paint and coatings, protective and marine products, original equipment manufacturer, or OEM, product finishes and related items. These products are produced by manufacturing facilities in the Consumer Group. In addition, each store sells selected purchased associated products.

Consumer Group

The Consumer Group develops, manufactures and distributes a variety of paint, coatings and related products to third-party customers primarily in the United States and Canada and to the Paint Stores Group. Sales and marketing of certain controlled brand and private labeled products are performed by a direct sales staff. The products distributed through third-party customers are intended for resale to the ultimate end-user of the product.

Global Finishes Group

The Global Finishes Group develops, licenses, manufactures, distributes and sells a variety of protective and marine products, automotive finishes and refinish products, OEM product finishes and related products in North and South America, Europe and Asia. This segment meets the demands of its customers for a consistent worldwide product development, manufacturing and distribution presence and approach to doing business. This segment licenses certain technology and trade names worldwide. Sherwin-Williams® and other controlled brand products are distributed through the Paint Stores Group and this segment’s 288 company-operated branches and by a direct sales staff and outside sales representatives to retailers, dealers, jobbers, licensees and other third party distributors. At December 31, 2016, the Global Finishes Group consisted of operations in the United States and subsidiaries in 34 foreign countries.

Latin America Coatings Group

The Latin America Coatings Group develops, licenses, manufactures, distributes and sells a variety of architectural paint and coatings, protective and marine products, OEM product finishes and related products in North and South America. This segment meets the demands of its customers for consistent regional product development, manufacturing and distribution presence and approach to doing business. Sherwin-Williams® and other controlled brand products are distributed through this segment’s 339 company-operated stores and by a direct sales staff and outside sales representatives to retailers, dealers, licensees and other third party distributors. At December 31, 2016, the Latin America Coatings Group consisted of operations from subsidiaries in nine foreign countries and four foreign joint ventures.

Administrative Segment

The Administrative segment includes the administrative expenses of our corporate headquarters site. Also included in the Administrative segment is interest expense, interest and investment income, certain expenses related to closed facilities and environmental-related matters, and other expenses which are not directly associated with the reportable segments. The Administrative segment does not include any significant foreign operations. Also included in the Administrative segment is a real estate management unit that is responsible for the ownership, management, and leasing of non-retail properties held primarily for our use, including our headquarters site, and the disposal of idle facilities.

Acquisition of Valspar

On June 1, 2017, we completed the acquisition of Valspar, which we refer to as the Valspar Acquisition, whereby Valspar became our wholly-owned subsidiary. Valspar is a global leader in the paints and coatings industry providing customers with innovative, high-quality products and value-added services with approximately 11,000 employees worldwide delivering advanced coatings solutions with best-in-class appearance, performance, protection and sustainability to customers in more than 100 countries. Valspar offers a broad range of superior coatings products for the consumer market, and highly-engineered solutions for the construction, industrial, packaging and transportation markets. The Valspar Acquisition is expected to accelerate Sherwin-Williams’ growth strategy by expanding its global platform in the Asia-Pacific and Europe, Middle East and Africa regions, and also add new capabilities in the packaging and coil segments. The combined company would have pro forma 2016 revenues and net income of approximately $15.8 billion and $1.3 billion, respectively.

On June 1, 2017, we also completed the divestiture of the assets related to Valspar’s North American industrial wood coatings business, which we refer to as the Valspar Wood Coatings Business, for an aggregate purchase price of approximately $420 million in cash, pursuant to a definitive assent purchase agreement among Sherwin-Williams, Valspar and Axalta Coating System Ltd.

As described below, we financed the Valspar Acquisition, including the payment of related fees and expenses, as well as the repayment of amounts outstanding under Valspar’s revolving credit facility, with the net proceeds from our public offering of senior notes, borrowings under our new term loan and cash on hand. On May 16, 2017, we issued $1,500,000,000 aggregate principal amount of 2.250% senior notes due 2020, $1,250,000,000 aggregate principal amount of 2.750% senior notes due 2022, $500,000,000 aggregate principal amount of 3.125% senior notes due 2024, $1,500,000,000 aggregate principal amount of 3.450% senior notes due 2027 and $1,250,000,000 aggregate principal amount of 4.500% senior notes due 2047. In addition, as previously disclosed, on April 13, 2016, we entered into a term loan credit agreement, which we refer to as the Term Loan Credit Agreement, with a syndicate of lenders, Citibank, N.A., as administrative agent, and Wells Fargo Bank, National Association, Morgan Stanley Senior Funding, Inc. and PNC Bank, National Association, as co-syndication agents. In connection with the consummation of the Valspar Acquisition, we borrowed

$2.0 billion in the aggregate under the Term Loan Credit Agreement to pay a portion of the cost of the Valspar Acquisition and other fees and expenses related thereto.

In connection with the Valspar Acquisition, we also assumed an aggregate principal amount of $1.55 billion in senior notes issued by Valspar consisting of $300,000,000 aggregate principal amount of 7.25% Notes due 2019, $400,000,000 aggregate principal amount of 4.20% Notes due 2022, $250,000,000 aggregate principal amount of 3.30% Notes due 2025, $350,000,000 aggregate principal amount of 3.95% Notes due 2026 and $250,000,000 aggregate principal amount of 4.40% Notes due 2045, which we refer to, collectively, as the Valspar notes. On June 2, 2017, we completed offers to exchange any and all outstanding Valspar notes held by certain eligible holders for (1) up to $1.55 billion aggregate principal amount of new notes issued by Sherwin-Williams having the same maturity and interest rates as the Valspar notes and (2) cash of $1 for each $1,000 principal amount of Valspar notes exchanged. Approximately 95.4 percent, or approximately $1.478 billion, of the Valspar notes were tendered and accepted in the exchange offers, and we issued the Original Notes pursuant to the exchange offers. See “Description of Other Indebtedness” for a discussion of our new term loan and other indebtedness.

Corporate Information

Our principal executive offices are located at 101 West Prospect Avenue, Cleveland, Ohio 44115-1075. Our main telephone number is (216) 566-2000, and our Internet website address is www.sherwin.com. The information contained on or accessible through our website is not part of this prospectus, other than the documents that we file with the SEC and incorporate by reference into this prospectus.

The Exchange Offers

The following summary contains basic information about the Exchange Offers. It does not contain all of the information that may be important to you. For a more complete description of the terms of the Exchange Offers, see “The Exchange Offers.”

The Exchange Offers	We are offering to exchange up to (i) $277,176,000 aggregate principal amount of our registered 7.25% Senior Notes due 2019 for an equal principal amount of our outstanding Original 2019 Notes, (ii) $385,909,000 aggregate principal amount of our registered 4.20% Senior Notes due 2022 for an equal principal amount of our outstanding Original 2022 Notes, (iii) $235,324,000 aggregate principal amount of our registered 3.30% Senior Notes due 2025 for an equal principal amount of our outstanding Original 2025 Notes, (iv) $331,342,000 aggregate principal amount of our registered 3.95% Senior Notes due 2026 for an equal principal amount of our outstanding Original 2026 Notes and (v) $248,354,000 aggregate principal amount of our registered 4.40% Senior Notes due 2045 for an equal principal amount of our outstanding Original 2045 Notes. The terms of each series of Exchange Notes are identical in all material respects to those of the corresponding series of Original Notes, except for transfer restrictions and registration rights and related additional interest provisions relating to the Original Notes. Each series of Exchange Notes will be part of the same series as the corresponding series of Original Notes and will be issued under the same Indenture. Holders of Original Notes do not have any appraisal or dissenters’ rights in connection with the Exchange Offers.

Purpose of the Exchange Offers	The Exchange Notes are being offered to satisfy our obligations under the registration rights agreement entered into at the time we issued and sold the Original Notes.

Expiration Date; Withdrawal of Tenders; Return of Original Notes Not Accepted for Exchange	The Exchange Offers will expire at 5:00 p.m., New York City time, on August 7, 2017, or on a later date and time to which we extend it. We refer to such time and date as the Expiration Date. Tenders of Original Notes in the Exchange Offers may be withdrawn at any time prior to the Expiration Date. We will exchange the Exchange Notes for validly tendered Original Notes promptly following the Expiration Date. We refer to such date of exchange as the Exchange Date. Any Original Notes that are not accepted for exchange for any reason will be returned by us, at our expense, to the tendering holder promptly after the expiration or termination of the Exchange Offers.
Procedures for Tendering Original Notes

Each holder of Original Notes wishing to participate in the Exchange Offers must follow procedures of The Depository Trust Company’s, or DTC, Automated Tender Offer Program, or ATOP, subject to the terms and procedures of that program. The ATOP procedures require that the exchange agent receives, prior to the Expiration Date, a computer-generated message known as an “agent’s message” that is transmitted through ATOP and that DTC confirms that:

•   DTC has received instructions to exchange your Original Notes; and

•   you agree to be bound by the terms of the letter of transmittal.

See “The Exchange Offers—Procedures for Tendering Original Notes.”

Consequences of Failure to Exchange Original Notes	You will continue to hold Original Notes, which will remain subject to their existing transfer restrictions, if you do not validly tender your Original Notes or you tender your Original Notes and they are not accepted for exchange. With some limited exceptions, we will have no obligation to register the Original Notes after we consummate the Exchange Offers. See “The Exchange Offers—Terms of the Exchange Offers” and “The Exchange Offers—Consequences of Failure to Exchange.”

Conditions to the Exchange Offers	The Exchange Offers are not conditioned upon any minimum aggregate principal amount of Original Notes of the applicable series being tendered or accepted for exchange. The Exchange Offers are subject to customary conditions, which may be waived by us in our discretion. We currently expect that all of the conditions will be satisfied and that no waivers will be necessary. See “The Exchange Offers—Conditions to the Exchange Offers.”

Exchange agent	Wells Fargo Bank, National Association.

Certain U.S. Federal Income Tax Considerations	As described in “Certain U.S. Federal Income Tax Considerations,” the exchange of an Original Note for an Exchange Note of the corresponding series pursuant to the Exchange Offers will not constitute a taxable exchange and will not result in any taxable income, gain or loss for U.S. federal income tax purposes, and immediately after the exchange, a holder will have the same adjusted tax basis and holding period in each Exchange Note received as such holder had immediately prior to the exchange in the corresponding Original Note surrendered.

Risk Factors	You should carefully read and consider the risk factors beginning on page 12 of this prospectus before deciding whether to participate in the Exchange Offers.

The Exchange Notes

The following is a brief summary of the principal terms of the Exchange Notes and is provided solely for your convenience. It is not intended to be complete. You should read the full text and more specific details contained elsewhere in this prospectus. For a more detailed Description of the Notes, see “Description of the Notes.”

Issuer	The Sherwin-Williams Company, an Ohio corporation.

Securities Offered	Up to $1,478,105,000 aggregate principal amount of Exchange Notes, consisting of up to $277,176,000 aggregate principal amount of 7.25% Senior Notes due 2019; up to $385,909,000 aggregate principal amount of 4.20% Senior Notes due 2022; up to $235,324,000 aggregate principal amount of 3.30% Senior Notes due 2025; up to $331,342,000 aggregate principal amount of 3.95% Senior Notes due 2026; and up to $248,354,000 aggregate principal amount of 4.40% Senior Notes due 2045.

Maturity Dates	The New 2019 Notes will mature on June 15, 2019; the New 2022 Notes will mature on January 15, 2022; the New 2025 Notes will mature on February 1, 2025; the New 2026 Notes will mature on January 15, 2026; and the New 2045 Notes will mature on February 1, 2045.

Interest Rates	The New 2019 Notes will bear interest at 7.25% per year; the New 2022 Notes will bear interest at 4.20% per year; the New 2025 Notes will bear interest at 3.30% per year; the New 2026 Notes will bear interest at 3.95% per year; and the New 2045 Notes will bear interest at 4.40% per year.

Accrual of Interest	Each series of Exchange Notes will accrue interest from (and including) the most recent date on which interest has been paid on the corresponding series of Original Notes accepted in the Exchange Offers.

Interest Payment Dates	We will pay interest on the New 2019 Notes on June 15 and December 15 of each year, commencing on December 15, 2017. We will pay interest on the New 2022 Notes on January 15 and July 15 of each year, commencing on January 15, 2018. We will pay interest on the New 2025 Notes on February 1 and August 1 of each year, commencing on August 1, 2017 (if the Exchange Date occurs before that date and otherwise on February 1, 2018). We will pay interest on the New 2026 Notes on January 15 and July 15 of each year, commencing on January 15, 2018. We will pay interest on the New 2045 Notes on February 1 and August 1 of each year, commencing on August 1, 2017 (if the Exchange Date occurs before that date and otherwise on February 1, 2018). In each case, if the record date for the first interest payment date occurs on or prior to the Exchange Date, the record date for the first interest payment date will be deemed the close of business on the business day immediately prior to such interest payment date.

Optional Redemption	We may redeem the Notes of each series, in whole or in part, at any time and from time to time at the applicable redemption price described herein under the caption “Description of the Notes—Optional Redemption.”

Offer to Repurchase Upon Change of Control Triggering Event	Upon the occurrence of a “Change of Control Triggering Event,” as defined under the caption “Description of the Notes—Purchase of Notes Upon a Change of Control Triggering Event” with respect to a series of Notes, we will be required to make an offer to repurchase the Notes of such series in cash at a price equal to 101% of their principal amount, plus accrued and unpaid interest to, but not including, the date of repurchase.

Certain Covenants

The Indentures governing the Exchange Notes contain covenants that will restrict our ability, with certain exceptions, to:

•    incur debt secured by liens;

•    engage in sale and leaseback transactions; and

•    enter into certain consolidations, mergers and transfers of all or substantially all of the assets of Sherwin-Williams and its subsidiaries, taken as a whole.

See “Description of the Notes—Certain Covenants.”

Ranking	The Exchange Notes will be our senior unsecured obligations and will rank equally with all of our other existing and future senior unsecured obligations, including all other unsubordinated debt securities that may be issued pursuant to the Indentures and from time to time outstanding. The Indentures do not restrict the issuance by us of senior unsecured debt. See “Description of the Notes—Ranking.”

Form and Denomination	The Exchange Notes of each series will be issued in denominations of $2,000 and in integral multiples of $1,000 in excess thereof, except for the New 2019 Notes, which will only be issued in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

DTC Eligibility	The Exchange Notes of each series will be represented by global certificates deposited with, or on behalf of, DTC or its nominee. See “Description of the Notes—Book-Entry; Delivery and Form.”

Same Day Settlement	Beneficial interests in the Exchange Notes will trade in DTC’s same-day funds settlement system until maturity. Therefore, secondary market trading activity in such interests will be settled in immediately available funds.

No Listing of the Exchange Notes	We do not intend to apply to list the Exchange Notes on any securities exchange or to have the Exchange Notes quoted on any automated quotation system.

Governing Law	The Exchange Notes and the related Indentures will be governed by the laws of the State of New York.

Use of Proceeds	We will not receive any cash proceeds from the issuance of the Exchange Notes. See “Use of Proceeds.”

Trustee, Registrar and Paying Agent	Wells Fargo Bank, National Association.

Risk Factors	See “Risk Factors” and other information in this prospectus for a discussion of factors that should be carefully considered by the holders of Original Notes before tendering their Original Notes in the Exchange Offers and investing in the Exchange Notes.

Summary Consolidated Financial Data

The table below sets forth a summary of our consolidated financial data for the periods presented. We derived the financial data as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 from our audited consolidated financial statements incorporated by reference in this prospectus. We derived the financial data as of March 31, 2017 and 2016 and for the three months ended March 31, 2017 and 2016 from our unaudited financial statements incorporated by reference in this prospectus. The interim unaudited consolidated financial data have been prepared in accordance with United States generally accepted accounting principles for interim financial information and the instructions to Form 10-Q. In the opinion of management, all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation for such periods have been included. The results for the three months ended March 31, 2017 may not necessarily be indicative of full year results. You should read the summary consolidated financial data in conjunction with our consolidated financial statements, the related notes and other financial information incorporated by reference in this prospectus.

	Fiscal Year Ended						Three Months Ended
	December 31, 2016		December 31, 2015		December 31, 2014		March 31, 2017		March 31, 2016
							(unaudited)
	(dollars in thousands)
Income Statement Data
Net sales	$11,855,602		$11,339,304		$11,129,533		$2,761,387		$2,574,024
Gross profit	5,922,265		5,559,226		5,164,484		1,343,140		1,261,745
Selling, general and administrative expenses	4,159,435		3,913,518		3,822,966		1,016,211		1,002,355
Other general expense–net	12,368		30,268		37,482		276		17,554
Interest expense	154,088		61,791		64,205		25,695		25,732
Interest and net investment income	(4,960)		(1,399)		(2,995)		(1,280)		(487)
Income before income taxes	1,595,233		1,548,966		1,258,226		306,605		216,365
Income taxes	462,530		495,117		392,339		67,453		51,489
Net income	1,132,703		1,053,849		865,887		239,152		164,876
Balance Sheet Data (at period end)
Total assets	$6,752,521		$5,778,937		$5,699,333		$6,988,903		$6,038,309
Total debt:
Short-term borrowings	40,739		39,462		679,436		41,909		128,675
Current portion of long-term debt	700,475		3,154		3,265		700,786		2,179
Long-term debt	1,211,326		1,907,278		1,115,996		1,211,512		1,908,774
Total liabilities	4,874,080		4,911,027		4,702,863		4,923,553		5,037,486
Shareholders’ equity	1,878,441		867,910		996,470		2,065,350		1,000,823
Other Financial Data
EBITDA(1)	$1,947,032		$1,809,319		$1,521,376		$383,077		$290,774
Ratio of earnings to fixed charges(2)	6.5	x	9.1	x	7.7	x	6.0	x	4.6	x

(1)	EBITDA represents net income before interest expense, income taxes, depreciation and amortization. We present EBITDA because management considers EBITDA to be a useful measurement of the operational profitability of the Company. Additionally, some investment professionals also utilize EBITDA as an indicator of the value of profits and cash that are generated strictly from operating activities, putting aside working capital and certain other balance sheet changes.

EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements; and

•	other companies in our industry may calculate EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA only supplementally.

EBITDA is a measure of our performance that is not required by, or presented in accordance with, GAAP. Accordingly, EBITDA should not be considered an alternative to net income or net operating cash as an indicator of operating performance or as a measure of liquidity.

The following table reconciles net income to EBITDA:

	Fiscal Year Ended			Three Months Ended
	December 31, 2016	December 31, 2015	December 31, 2014	March 31, 2017	March 31, 2016
				(unaudited)
	(dollars in thousands)
Net income	$1,132,703	$1,053,849	$865,887	$239,152	$164,876
Interest expense	154,088	61,791	64,205	25,695	25,732
Income taxes	462,530	495,117	392,339	67,453	51,489
Depreciation	172,074	170,323	169,087	44,595	42,895
Amortization	25,637	28,239	29,858	6,182	5,782

EBITDA	$1,947,032	$1,809,319	$1,521,376	$383,077	$290,774

(2)	For a methodology of computing the ratio of earnings to fixed charges, please see “Ratio of Earnings to Fixed Charges.”

Summary Unaudited Pro Forma Condensed Consolidated Financial Data

The following summary unaudited pro forma condensed consolidated financial data has been prepared to reflect the Valspar Acquisition and related financing transactions and the divestiture of the Valspar Wood Coatings Business. The income statement data for the three months ended March 31, 2017 combines data from the interim unaudited statement of consolidated income of Sherwin-Williams for the three months ended March 31, 2017 and data from the interim unaudited condensed consolidated statement of operations of Valspar for the three months ended January 27, 2017. The income statement data for the year ended December 31, 2016 combines data from the consolidated statement of income of Sherwin-Williams for the year ended December 31, 2016 with data from the consolidated statement of operations of Valspar for the fiscal year ended October 28, 2016. The balance sheet data combines data from the interim unaudited consolidated balance sheet of Sherwin-Williams as of March 31, 2017 and data from the unaudited condensed consolidated balance sheet of Valspar as of January 27, 2017.

The summary unaudited pro forma condensed consolidated financial data is provided for informational purposes only. The income statement data for the three months ended March 31, 2017 and for the year ended December 31, 2016 is not necessarily indicative of operating results that would have been achieved had the Acquisition and the divestiture of the Valspar Wood Coatings Business been completed as of January 1, 2017 and 2016, respectively, and does not intend to project the future financial results of Sherwin-Williams after the Acquisition and divestiture of the Valspar Wood Coatings Business. The balance sheet data does not purport to reflect what our financial condition would have been had the Acquisition and divestiture of the Valspar Wood Coatings Business closed on March 31, 2017 or for any future or historical period. The summary unaudited pro forma condensed consolidated financial data does not reflect the cost of any integration activities or benefits from the Acquisition and synergies that may be derived.

The summary unaudited pro forma condensed consolidated financial data should be read in conjunction with (1) the unaudited pro forma condensed consolidated financial information and notes thereto, which are included in Exhibit 99.3 to our Current Report on Form 8-K, as filed with the SEC on May 2, 2017, incorporated by reference herein, (2) our Current Report on Form 8-K, as filed with the SEC on March 21, 2016, including the exhibits thereto, incorporated by reference herein, (3) the audited consolidated financial statements of Sherwin-Williams as of and for the year ended December 31, 2016, and notes thereto, which are included in Sherwin-Williams’ Annual Report on Form 10-K for the year ended December 31, 2016, as filed with the SEC, incorporated by reference herein, (4) the unaudited interim consolidated financial statements of Sherwin-Williams as of March 31, 2017 and the three months then ended, and notes thereto, which are included in Sherwin-Williams’ Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017, as filed with the SEC, incorporated by reference herein, (5) the audited consolidated financial statements of Valspar as of and for the fiscal year ended October 28, 2016, and notes thereto, which are included in Sherwin-Williams’ Current Report on Form 8-K, as filed with the SEC on May 2, 2017, including the exhibits thereto, incorporated by reference herein, and (6) the unaudited interim condensed consolidated financial statements of Valspar as of and for the three months ended January 27, 2017, which are included in Sherwin-Williams’ Current Report on Form 8-K, as filed with the SEC on May 2, 2017, including the exhibits thereto, incorporated by reference herein. See “Where You Can Find Additional Information.”

Income Statement Data

(dollars in thousands, except per share data)

	Pro Forma Combined Three Months Ended March 31, 2017	Pro Forma Combined Year Ended December 31, 2016
Net sales	$3,614,223	$15,822,182
Income before income taxes	243,921	1,640,206
Net income	212,090	1,268,949
Net income per common share:
Basic	2.29	13.82
Diluted	2.24	13.43

Balance Sheet Data (as of period end)

(dollars in thousands)

Pro Forma Combined March 31, 2017
Total current assets	$4,434,432
Goodwill	6,521,679
Intangible assets	6,986,670
Property, plant and equipment, net	1,883,843
Total assets	20,649,314
Long-term debt	10,749,811
Total shareholders’ equity	2,065,350

RISK FACTORS

The terms of the Exchange Notes are identical in all material respects to those of the corresponding series of Original Notes, except for the transfer restrictions and registration rights and related additional interest provisions relating to the Original Notes that will not apply to the Exchange Notes. You should carefully consider the risks described below and all of the information contained in and incorporated by reference into this prospectus before making a decision on whether or not to participate in the Exchange Offers. In addition, you should carefully consider, among other things, the matters discussed under “Risk Factors” in our Annual Report on Form 10-K for our fiscal year ended December 31, 2016. If any of those risks actually occurs, our business, financial condition and results of operations could suffer. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements” in this prospectus.

Risks Relating to the Exchange Notes

The Exchange Notes are effectively subordinated to the liabilities of our subsidiaries and to our secured debt to the extent of the assets securing any such secured debt. We may not have sufficient funds to fulfill our obligations under the Exchange Notes.

The Exchange Notes are our unsecured general obligations, ranking equally with our other senior unsecured indebtedness from time to time outstanding, including our 1.35% senior notes due December 2017, 2.250% senior notes due 2020, 2.750% senior notes due 2022, 3.125% senior notes due 2024, 3.45% senior notes due 2025, 3.450% senior notes due 2027, 4.00% senior notes due 2042, 4.55% senior notes due 2045, 4.500% senior notes due 2047, 7.375% debentures due 2027, 7.45% debentures due 2097, as well as borrowings under our domestic commercial paper program. Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the Exchange Notes.

In addition, any payment of dividends, loans, or advances by our subsidiaries could be subject to statutory or contractual restrictions. Our right to receive any assets of any of our subsidiaries upon its bankruptcy, liquidation or reorganization, and therefore the right of the holders of the Exchange Notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors. As of March 31, 2017, without giving effect to the Valspar Acquisition or any related transactions, our subsidiaries had total debt of approximately $43.4 million. In addition, even if we are a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any debt of our subsidiaries senior to that held by us.

The Exchange Notes are not secured by any of our assets. If we become insolvent or are liquidated, or if payment under any of the agreements governing any secured debt we may incur in the future is accelerated, the lenders under such secured debt agreements would be entitled to exercise the remedies available to a secured lender under applicable law and pursuant to agreements governing that debt. Accordingly, those lenders would have a prior claim on our assets to the extent of their liens thereon. In that event, because the Exchange Notes are not secured by any of our assets, it is possible that there would be no assets remaining from which claims of the holders of Exchange Notes could be satisfied or, if any assets remain, the remaining assets might be insufficient to satisfy those claims in full.

If we incur any additional obligations that rank equally with the Exchange Notes, including trade payables, the holders of those obligations will be entitled to share ratably with the holders of the Exchange Notes in any proceeds distributed upon our insolvency, liquidation, reorganization, dissolution or other winding up. This may have the effect of reducing the amount of proceeds paid to you. If there are not sufficient assets remaining to pay all these creditors, all or a portion of the Exchange Notes then outstanding would remain unpaid.

We may not have the funds necessary to finance the change of control repurchase offer required by the Indentures.

Upon the occurrence of a “Change of Control Triggering Event” (as defined under the caption “Description of the Notes—Purchase of Notes Upon a Change of Control Triggering Event”), we will be required to make an offer to repurchase all outstanding Exchange Notes. Our other outstanding debt securities have a substantially similar repurchase requirement. We cannot assure you that we will have sufficient funds available to make any required repurchases of the Exchange Notes. Any failure to repurchase any tendered Exchange Notes in those circumstances would constitute a default under the applicable Indenture. A default could result in the declaration of the principal and interest on all the Exchange Notes to be due and payable.

The terms of the Indentures and the Exchange Notes provide only limited protection against significant corporate events that could adversely impact your investment in the Exchange Notes.

While the Indentures and the Exchange Notes contain terms intended to provide protection to holders of Exchange Notes upon the occurrence of certain events involving significant corporate transactions and our creditworthiness, such terms are limited and may not be sufficient to protect your investment in the Exchange Notes.

The definition of change of control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of our and our subsidiaries’ assets taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Exchange Notes to require us to repurchase such holder’s notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of our and our subsidiaries’ assets, taken as a whole, to another person or group may be uncertain.

The definition of the term “change of control triggering event” does not cover a variety of transactions (such as acquisitions by us or recapitalizations) that could negatively affect the value of your Exchange Notes. If we were to enter into a significant corporate transaction that would negatively affect the value of the Exchange Notes but would not constitute a “change of control triggering event,” we would not be required to offer to repurchase your Exchange Notes prior to their maturity.

The Indentures do not limit the amount of debt that we may incur.

The Indentures do not limit the amount of debt that we may incur. The Indentures do not contain any financial covenants or other provisions that would afford the holders of the Exchange Notes any substantial protection in the event we participate in a highly leveraged transaction.

Our existing and future debt may limit cash flow available to invest in the ongoing needs of our business, which could prevent us from fulfilling our obligations under the Exchange Notes.

After giving effect to the Valspar Acquisition, which closed on June 1, 2017, and the related transactions, our total indebtedness at March 31, 2017 would have been approximately $11.8 billion. Additionally, we have the ability under our existing credit facilities to incur substantial additional debt in the future. Our level of indebtedness could have important consequences to you. For example, it could:

•	require us to dedicate a substantial portion of our cash flow from operations to the payment of debt service, reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes;

•	increase our vulnerability to adverse economic or industry conditions;

•	limit our ability to obtain additional financing in the future to enable us to react to changes in our business; or

•	place us at a competitive disadvantage compared to businesses in our industry that have less debt.

Additionally, any failure to comply with covenants in the instruments governing our debt could result in an event of default which, if not cured or waived, would have a material adverse effect on us.

Active trading markets for the Exchange Notes may not develop.

Each series of Exchange Notes is a new issue of securities with no established trading market. We do not intend to apply to list the Exchange Notes on any securities exchange or any automated quotation system. Accordingly, there can be no assurance that trading markets for the Exchange Notes will ever develop or will be maintained. Further, there can be no assurance as to the liquidity of any markets that may develop for the Exchange Notes, your ability to sell your notes or the prices at which you will be able to sell your notes. Future trading prices of the Exchange Notes will depend on many factors, including prevailing interest rates, our financial condition and results of operations, the then-current ratings assigned to the Exchange Notes and the market for similar securities. Any trading markets that develop would be affected by many factors independent of, and in addition to, the foregoing, including:

•	the time remaining to the maturity of the Exchange Notes;

•	the outstanding amount of the Exchange Notes;

•	the terms related to optional redemption of the Exchange Notes; and

•	the level, direction and volatility of market interest rates generally.

If you fail to exchange your Original Notes, they will continue to be restricted securities and will likely become less liquid.

Original Notes that you do not tender, or we do not accept, will, following the Exchange Offers, continue to be restricted securities, and you may not offer to sell them except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We will issue Exchange Notes in exchange for Original Notes of the corresponding series pursuant to the Exchange Offers only following the satisfaction of the procedures and conditions set forth in “The Exchange Offers—Procedures for Tendering Original Notes” and “The Exchange Offers—Conditions to the Exchange Offers.” These procedures and conditions include timely receipt by the exchange agent of a confirmation of book-entry transfer of the Original Notes being tendered and an agent’s message from DTC.

Because we anticipate that all or substantially all holders of Original Notes will elect to exchange their Original Notes in these Exchange Offers, we expect that the market for any Original Notes remaining after the completion of the Exchange Offers will be substantially limited. Any Original Notes tendered and exchanged in the Exchange Offers will reduce the aggregate principal amount of the Original Notes of the applicable series outstanding. If you do not tender your Original Notes following the Exchange Offers, you generally will not have any further registration rights, and your Original Notes will continue to be subject to certain transfer restrictions. Accordingly, the liquidity of the market for the Original Notes of each series is likely to be adversely affected.

The unaudited pro forma financial statements included and incorporated by reference in this prospectus are presented for illustrative purposes only and may not be an indication of the combined company’s financial condition or results of operations following the Valspar Acquisition.

The unaudited pro forma financial statements contained in this prospectus are presented for illustrative purposes only, are based on various adjustments, assumptions and preliminary estimates, and may not be an indication of the combined company’s financial condition or results of operations following the Valspar Acquisition for several reasons. The actual financial condition and results of operations of the combined company following the Valspar Acquisition may not be consistent with, or evident from, these pro forma financial statements. In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect the combined company’s financial condition or results of operations following the Valspar Acquisition. Any potential decline in the combined company’s financial condition or results of operations may cause significant variations in the value of the New Sherwin-Williams Notes after completion of the Valspar Acquisition.

The unaudited pro forma financial statements contained in this prospectus have been prepared by, and are the responsibility of, Sherwin-Williams. Moreover, neither Sherwin-William’s independent accountants, Ernst and Young, LLP, Valspar’s independent accountants, Ernst and Young, LLP, nor any other independent accountants have compiled, examined or performed any procedures with respect to the unaudited pro forma financial statements contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and, accordingly, each of Ernst and Young, LLP (as Sherwin-William’s independent accountants) and Ernst and Young, LLP (as Valspar’s independent accountants) assumes no responsibility for, and disclaims any association with, the unaudited pro forma financial statements. The reports of Ernst and Young, LLP (as Sherwin-William’s independent accountants) and Ernst and Young, LLP (as Valspar’s independent accountants) incorporated by reference herein relate exclusively to the historical financial information of the entities named in those reports and do not cover any other information in this prospectus and should not be read to do so.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the documents incorporated by reference, contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are based upon management’s current expectations, estimates, assumptions and beliefs concerning future events and conditions and may discuss, among other things, anticipated future performance (including sales and earnings), expected growth, future business plans and the costs and potential liability for environmental-related matters and the lead pigment and lead-based paint litigation. Any statement that is not historical in nature is a forward-looking statement and may be identified by the use of words and phrases such as “believe,” “expect,” “may,” “will,” “should,” “project,” “could,” “plan,” “goal,” “potential,” “seek,” “intend” or “anticipate” or the negative thereof or comparable terminology.

Readers are cautioned not to place undue reliance on any forward-looking statements. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside our control, that could cause actual results to differ materially from such statements and from our historical results and experience. These risks, uncertainties and other factors include such things as:

•	general business conditions, strengths of retail and manufacturing economies and the growth in the coatings industry;

•	our ability to successfully integrate past and future acquisitions into our existing operations, including Valspar, as well as the performance of the businesses acquired;

•	risks inherent in the achievement of cost synergies and the timing thereof for the Valspar Acquisition;

•	competitive factors, including pricing pressures and product innovation and quality;

•	changes in raw material and energy supplies and pricing;

•	changes in relationships with customers and suppliers;

•	the ability to attain cost savings from productivity initiatives;

•	changes in general domestic economic conditions such as inflation rates, interest rates, tax rates, unemployment rates, higher labor and healthcare costs, recessions, and changing government policies, laws and regulations;

•	risks and uncertainties associated with Sherwin-Williams’ expansion into and its operations in Asia, Europe, South America and other foreign markets, including general economic conditions, inflation rates, recessions, foreign currency exchange rates, foreign investment and repatriation restrictions, legal and regulatory constraints, civil unrest and other external economic and political factors;

•	the achievement of growth in foreign markets, such as Asia, Europe and South America;

•	increasingly stringent domestic and foreign governmental regulations, including those affecting health, safety and the environment;

•	inherent uncertainties involved in assessing potential liability for environmental-related activities;

•	other changes in governmental policies, laws and regulations, including changes in accounting policies and standards and taxation requirements (such as new tax laws and new or revised tax law interpretations);

•	the nature, cost, quantity and outcome of pending and future litigation and other claims, including the lead pigment and lead-based paint litigation, and the effect of any legislation and administrative regulations relating thereto; and

•	unusual weather conditions.

Readers are cautioned that it is not possible to predict or identify all of the risks, uncertainties and other factors that may affect future results and that the above list should not be considered to be a complete list. Any forward-looking statement speaks only as of the date on which such statement is made, and Sherwin-Williams undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as otherwise required by law.

USE OF PROCEEDS

The Exchange Offers are intended to satisfy our obligations under the registration rights agreement relating to the Original Notes. We will not receive any cash proceeds from the issuance of the Exchange Notes. The terms of the Exchange Notes are identical in all material respects to the form and terms of the Original Notes, except for the transfer restrictions and registration rights and related additional interest provisions relating to the Original Notes. In consideration for issuing the Exchange Notes as contemplated in this prospectus, we will receive, in exchange, an equal principal amount of the Original Notes. The Original Notes surrendered in exchange for the Exchange Notes will be retired and cannot be reissued.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of consolidated earnings to fixed charges for the periods presented: (1)

	Fiscal Years Ended December 31,										Three Months Ended March 31,
	2016		2015		2014		2013		2012		2017
Ratio of earnings to fixed charges	6.5	x	9.1	x	7.7	x	7.4	x	7.2	x	6.0	x

The following table sets forth our pro-forma ratio of consolidated earnings to fixed charges (after giving effect to the transactions described under “Summary—Acquisition of Valspar”) for the periods presented:

	Fiscal Year Ended December 31,		Three Months Ended March 31,
	2016		2017
Pro Forma Ratio of earnings to fixed charges	3.8	x	2.7	x

The ratio of earnings to fixed charges is computed by dividing fixed charges into income before taxes. Fixed charges consist of interest expense, net, including amortization of discount and financing costs and the portion of operating rental expense that management believes is representative of the interest component of rent expense. The interest expense included in fixed charges above reflects only interest on third-party indebtedness and excludes any interest expense accrued on uncertain tax positions, as permitted by Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic 740, Income Taxes.

(1)	In connection with the Valspar Acquisition, we incurred a substantial amount of debt. The ratios of earnings to fixed charges for the fiscal years ended 2016, 2015, 2014, 2013 and 2012 do not take into account the consummation of the Valspar Acquisition, including debt assumed from Valspar and debt issued in connection with the Valspar Acquisition.

THE EXCHANGE OFFERS

Purpose of the Exchange Offers

In connection with the offer and sale of the Original Notes, we entered into a registration rights agreement with the dealer managers in the exchange offers for outstanding Valspar notes in which the Original Notes were issued. We are making the Exchange Offers to satisfy our obligations under the registration rights agreement.

Terms of the Exchange Offers

We are offering to exchange, upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, Exchange Notes for an equal principal amount of Original Notes. The terms of each series of Exchange Notes are substantially identical in all material respects to those of the corresponding series of Original Notes, except for the transfer restrictions and registration rights and related additional interest provisions relating to the Original Notes that will not apply to the Exchange Notes. Each series of Exchange Notes will be part of the same series as the corresponding series of Original Notes. Each series of Exchange Notes will be entitled to the benefits of the Indenture under which the corresponding series of Original Notes were issued. See “Description of the Notes.”

The Exchange Offers are not conditioned upon any minimum aggregate principal amount of Original Notes of any series being tendered or accepted for exchange. As of the date of this prospectus, $277,176,000 aggregate principal amount of Original 2019 Notes, $385,909,000 aggregate principal amount of Original 2022 Notes, $235,324,000 aggregate principal amount of Original 2025 Notes, $331,342,000 aggregate principal amount of Original 2026 Notes and $248,354,000 aggregate principal amount of Original 2045 Notes were outstanding. Original Notes tendered in the Exchange Offers must be in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof, except for the Original 2019 Notes, which must be tendered in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

Based on certain interpretive letters issued by the staff of the SEC to third parties in unrelated transactions, holders of Original Notes, except any holder who is an “affiliate” of ours within the meaning of Rule 405 under the Securities Act, who exchange their Original Notes for Exchange Notes pursuant to the Exchange Offers generally may offer the Exchange Notes for resale, resell the Exchange Notes and otherwise transfer the Exchange Notes without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the Exchange Notes are acquired in the ordinary course of the holders’ business and such holders are not participating in, and have no arrangement or understanding with any person to participate in, a distribution of the Exchange Notes.

Each broker-dealer that receives Exchange Notes for its own account in exchange for Original Notes, where the Original Notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the Exchange Notes as described in “Plan of Distribution.” In addition, to comply with the securities laws of individual jurisdictions, if applicable, the Exchange Notes may not be offered or sold unless they have been registered or qualified for sale in the jurisdiction or an exemption from registration or qualification is available and complied with. We have agreed, pursuant to the registration rights agreement, to file with the SEC a registration statement (of which this prospectus forms a part) with respect to the Exchange Notes. If you do not exchange Original Notes for Exchange Notes pursuant to the Exchange Offers, your Original Notes will continue to be subject to restrictions on transfer.

If any holder of the Original Notes is an affiliate of ours, is engaged in or intends to engage in or has any arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be acquired in the Exchange Offers, the holder would not be able to rely on the applicable interpretations of the SEC and would be required to comply with the registration requirements of the Securities Act, except for resales made pursuant to an exemption from, or in a transaction not subject to, the registration requirement of the Securities Act and applicable state securities laws.

Expiration Date; Extensions; Termination; Amendments

The Exchange Offers expire on the Expiration Date, which is 5:00 p.m., New York City time, on August 7, 2017 unless we, in our sole discretion, extend the period during which the Exchange Offers are open.

We reserve the right to extend the Exchange Offers at any time and from time to time prior to the Expiration Date by giving written notice to Wells Fargo Bank, National Association, the exchange agent, and by public announcement communicated by no later than 9:00 a.m., New York City time, on the next business day following the previously scheduled Expiration Date, unless otherwise required by applicable law or regulation, by making a release to PR Newswire or other wire service. During any extension of the Exchange Offers, all Original Notes previously tendered will remain subject to the Exchange Offers and may be accepted for exchange by us.

The Exchange Date will promptly follow the Expiration Date. We expressly reserve the right to:

•	extend the Exchange Offers, delay acceptance of Original Notes due to an extension of the Exchange Offers or terminate the Exchange Offers and not accept for exchange any Original Notes for any reason, including if any of the conditions set forth under “—Conditions to the Exchange Offers” shall have occurred and shall not have been waived by us; and

•	amend the terms of the Exchange Offers in any manner, whether before or after any tender of the Original Notes.

If any termination or material amendment occurs, we will notify the exchange agent in writing and will either issue a press release or give written notice to the holders of the Original Notes as promptly as practicable. Additionally, in the event of a material amendment or change in the Exchange Offers, which would include any waiver of a material condition hereof, we will extend the offer period, if necessary, so that at least five business days remain in the Exchange Offers following notice of the material amendment or change, as applicable.

Unless we terminate the Exchange Offers prior to 5:00 p.m., New York City time, on the Expiration Date, we will exchange the Exchange Notes for the tendered Original Notes promptly after the Expiration Date, and will issue to the exchange agent Exchange Notes for Original Notes validly tendered, not validly withdrawn and accepted for exchange. Any Original Notes not accepted for exchange for any reason will be returned without expense to the tendering holder promptly after expiration or termination of the Exchange Offers. See “—Acceptance of Original Notes for Exchange; Delivery of Exchange Notes.”

This prospectus and the accompanying letter of transmittal and other relevant materials will be mailed or sent by us to record holders of Original Notes and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the lists of holders for subsequent transmittal to beneficial owners of Original Notes.

Procedures for Tendering Original Notes

To participate in the Exchange Offers, you must properly tender your Original Notes to the exchange agent as described below. We will only issue the Exchange Notes in exchange for the Original Notes that you timely and properly tender. Therefore, you should allow sufficient time to ensure timely delivery of the Original Notes, and you should follow carefully the instructions on how to tender your Original Notes. It is your responsibility to properly tender your Original Notes. No letter of transmittal or other document should be sent to us. Beneficial owners may request their respective brokers, dealers, commercial banks, trust companies or nominees to effect the above transactions for them.

If you have any questions or need help in exchanging your Original Notes, please contact the exchange agent at the address or telephone numbers set forth below.

All of the Original Notes were issued in book-entry form, and all of the Original Notes are currently represented by global certificates registered in the name of Cede & Co., the nominee of DTC. You may tender your Original Notes using ATOP. The exchange agent will make a request to establish an account with respect to the Original Notes at DTC for purposes of the Exchange Offers within two business days after this prospectus is mailed or sent to holders, and any financial institution that is a participant in DTC may make book-entry delivery of Original Notes by causing DTC to transfer the Original Notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. In connection with the transfer, DTC will send an “agent’s message” to the exchange agent. The agent’s message will state that DTC has received instructions from the participant to tender the Original Notes and that the participant agrees to be bound by the terms of the letter of transmittal.

By using the ATOP procedures to exchange the Original Notes, you will not be required to deliver a letter of transmittal to the exchange agent. However, you will be bound by its terms just as if you had signed it. The tender of Original Notes by you pursuant to the procedures set forth in this prospectus will constitute an agreement between you and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

All questions as to the validity, form, eligibility, including time of receipt, and acceptance for exchange of any tender of Original Notes will be determined by us and will be final and binding. We reserve the absolute right to reject any or all tenders not in proper form or the acceptances for exchange of which may, upon advice of our counsel, be unlawful. We also reserve the right to waive any defect, irregularities or conditions of tender as to particular Original Notes. Our interpretation of the terms and conditions of the Exchange Offers, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, all defects or irregularities in connection with tenders of the Original Notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of the Original Notes, neither we, the exchange agent, the Trustee, nor any other person will incur any liability for failure to give such notification. Tenders of the Original Notes will not be deemed made until such defects or irregularities have been cured or waived. Any Original Notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the tendering holder as soon as practicable after the Expiration Date of the Exchange Offers.

In all cases, we will issue the Exchange Notes for the Original Notes that we have accepted for exchange under the Exchange Offers only after the exchange agent receives, prior to the Expiration Date: a book-entry confirmation of such number of the Original Notes into the exchange agent’s account at DTC and a properly transmitted agent’s message.

If we do not accept any tendered Original Notes for exchange or if the Original Notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged Original Notes will be returned without expense to their tendering holder. Such non-exchanged Original Notes will be credited to an account maintained with DTC. These actions will occur as promptly as practicable after the expiration or termination of the Exchange Offers.

Each broker-dealer that receives the Exchange Notes for its own account in exchange for the Original Notes, where those Original Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of those Exchange Notes. See “Plan of Distribution.”

Terms and Conditions Contained in the Letter of Transmittal

The accompanying letter of transmittal contains, among other things, the following terms and conditions, which are part of the Exchange Offers.

The transferring party tendering Original Notes for exchange will be deemed to have exchanged, assigned and transferred the Original Notes to us and irrevocably constituted and appointed the exchange agent as the transferor’s agent and attorney-in-fact to cause the Original Notes to be assigned, transferred and exchanged. The transferor will be required to represent and warrant that it has full power and authority to tender, exchange, assign and transfer the Original Notes and to acquire Exchange Notes issuable upon the exchange of the tendered Original Notes and that, when the same are accepted for exchange, we will acquire good and unencumbered title to the tendered Original Notes, free and clear of all liens, restrictions (other than restrictions on transfer), charges and encumbrances and that the tendered Original Notes are not and will not be subject to any adverse claim. The transferor will be required to also agree that it will, upon request, execute and deliver any additional documents deemed by the exchange agent or us to be necessary or desirable to complete the exchange, assignment and transfer of tendered Original Notes. The transferor will be required to agree that acceptance of any tendered Original Notes by us and the issuance of Exchange Notes in exchange for tendered Original Notes will constitute performance in full by us of our obligations under the registration rights agreement and that we will have no further obligations or liabilities under the registration rights agreement, except in certain limited circumstances. All authority conferred by the transferor will survive the death, bankruptcy or incapacity of the transferor and every obligation of the transferor will be binding upon the heirs, legal representatives, successors, assigns, executors, administrators and trustees in bankruptcy of the transferor.

Upon agreement to the terms of the letter of transmittal pursuant to an agent’s message, a holder, or beneficial holder of the Original Notes on behalf of which the holder has tendered, will, subject to that holder’s ability to withdraw its tender, and subject to the terms and conditions of the Exchange Offers generally, thereby certify that:

•	it is not an affiliate of ours or our subsidiaries or, if the transferor is an affiliate of ours or our subsidiaries, it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;

•	the Exchange Notes are being acquired in the ordinary course of business of the person receiving the Exchange Notes, whether or not the person is the registered holder;

•	the transferor has not entered into, engaged in, does not intend to engage in, and has no arrangement or understanding with any other person to engage in a distribution of the Exchange Notes issued to the transferor;

•	the transferor is not a broker-dealer who tendered Valspar notes acquired directly from Valspar or its subsidiaries for its own account in exchange for the Original Notes; and

•	the transferor is not restricted by any law or policy of the SEC from trading the Exchange Notes acquired in the Exchange Offers.

Each broker-dealer that receives Exchange Notes for its own account in exchange for Original Notes where such Original Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See “Plan of Distribution.”

Withdrawal Rights

Original Notes tendered pursuant to the Exchange Offers may be withdrawn at any time prior to the Expiration Date. For a withdrawal to be effective, a written letter or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth in the accompanying letter of transmittal not later than 5:00 p.m., New York City time, on the Expiration Date. Any notice of withdrawal must specify the name of the holder, the principal amount of Original Notes delivered for exchange, a statement that such holder is withdrawing such holder’s election to have such Original Notes exchanged and the number of the account at DTC to be credited with withdrawn Original Notes and otherwise comply with the ATOP procedures. The exchange agent will return properly withdrawn Original Notes promptly following receipt of notice of withdrawal. Properly withdrawn Original Notes may be retendered by following the procedures described under “—Procedures for Tendering Original Notes” above at any time on or prior to 5:00 p.m., New York City time, on the Expiration Date. All questions as to the validity of notices of withdrawals, including time of receipt, will be determined by us, and will be final and binding on all parties. None of the Company, the exchange agent, the Trustee or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal of tenders, or incur any liability for failure to give any such notification.

Acceptance of Original Notes for Exchange; Delivery of Exchange Notes

Upon the terms and subject to the conditions of the Exchange Offers, the acceptance for exchange of Original Notes validly tendered and not validly withdrawn and the issuance of the Exchange Notes will be made on the Exchange Date. For purposes of the Exchange Offers, we will be deemed to have accepted for exchange validly tendered Original Notes when and if we have given written notice to the exchange agent. The Original Notes surrendered in exchange for the Exchange Notes will be retired and cannot be reissued.

The exchange agent will act as agent for the tendering holders of each series of Original Notes for the purposes of receiving corresponding series of Exchange Notes from us and causing the Original Notes to be assigned, transferred and exchanged. Original Notes tendered by book-entry transfer into the exchange agent’s account at DTC pursuant to the procedures described above will be credited to an account maintained by the holder with DTC for the Original Notes, promptly after withdrawal, rejection of tender or termination of the Exchange Offers.

Conditions to the Exchange Offers

Notwithstanding any other provision of the Exchange Offers, or any extension of the Exchange Offers, we will not be required to issue Exchange Notes in exchange for any properly tendered Original Notes not previously accepted and may terminate the Exchange Offers by oral or written notice to the exchange agent and by timely public announcement communicated, unless otherwise required by applicable law or regulation, to PR Newswire or other wire service, or, at our option, modify or otherwise amend the Exchange Offers, if, in our reasonable determination:

•	there is threatened, instituted or pending any action or proceeding before, or any injunction, order or decree shall have been issued by, any court or governmental agency or other governmental regulatory or administrative agency or of the SEC;

•	seeking to restrain or prohibit the making or consummation of the Exchange Offers;

•	assessing or seeking any damages as a result thereof;

•	resulting in a material delay in our ability to accept for exchange or exchange some or all of the Original Notes pursuant to the Exchange Offers; or

•	the Exchange Offers violate any applicable law or any applicable interpretation of the staff of the SEC.

These conditions are for our sole benefit and may be asserted by us with respect to all or any portion of the Exchange Offers regardless of the circumstances, including any action or inaction by us, giving rise to the condition or may be waived by us in whole or in part at any time or from time to time in our sole discretion. The failure by us at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each right will be deemed an ongoing right that may be asserted at any time or from time to time. We reserve the right, notwithstanding the satisfaction of these conditions, to terminate or amend the Exchange Offers.

In addition, we reserve the right to take any action with respect to the Exchange Offer for one series of Original Notes (including, without limitation, extending, amending, terminating or waiving a condition to the Exchange Offer with respect to such series) without taking the same action with respect to the Exchange Offers for the other series of Original Notes.

Any determination by us concerning the fulfillment or non-fulfillment of any conditions will be final and binding upon all parties.

In addition, we will not accept for exchange any Original Notes tendered, and no Exchange Notes will be issued in exchange for any Original Notes, if at such time, any stop order has been issued or is threatened with respect to the registration statement of which this prospectus forms a part, or with respect to the qualification of the Indentures under which the Original Notes were issued under the Trust Indenture Act of 1939.

Exchange Agent

Wells Fargo Bank, National Association has been appointed as the exchange agent for the Exchange Offers. Questions relating to the procedure for tendering, as well as requests for additional copies of this prospectus or the accompanying letter of transmittal, should be directed to the exchange agent addressed as follows:

By Overnight Delivery or Mail (Registered

or Certified Mail Recommended):

Wells Fargo Bank, National Association

Attn: Corporate Trust Operations

MAC N9300-070

600 Fourth Street South, 7th Floor

Minneapolis, Minnesota 55415

Phone: (800) 344-5128, Option 0, Attention: Bondholder Communications

Fax: (612) 667-6282, Attention: Bondholder Communications

Email: bondholdercommunications@wellsfargo.com

Originals of all documents sent by facsimile should be promptly sent to the exchange agent by mail, by hand or by overnight delivery service. The Trustee and the Exchange Agent are not responsible for and make no representation as to the validity, accuracy or adequacy of this prospectus and any of its contents, and are not be responsible for any of our statements or any other person in this prospectus or in any document issued or used in connection with it or the Exchange Offers. The Trustee and the Exchange Agent make no recommendation to any Holder whether to tender Original Notes pursuant to the Exchange Offers or to take any other action.

Solicitation of Tenders; Expenses

We have not retained any dealer-manager or similar agent in connection with the Exchange Offers and we will not make any payments to brokers, dealers or others for soliciting acceptances of the Exchange Offers. We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse it for actual and reasonable out-of-pocket expenses. The expenses to be incurred in connection with the Exchange Offers, including the fees and expenses of the exchange agent and printing, accounting and legal fees, will be paid by us.

No person has been authorized to give any information or to make any representations in connection with the Exchange Offers other than those contained in this prospectus. If given or made, the information or representations should not be relied upon as having been authorized by us. Neither the delivery of this prospectus nor any exchange made in the Exchange Offers will, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or any earlier date as of which information is given in this prospectus.

The Exchange Offers are not being made to, nor will tenders be accepted from or on behalf of, holders of Original Notes in any jurisdiction in which the making of the Exchange Offers or the acceptance would not be in compliance with the laws of the jurisdiction. However, we may, at our discretion, take any action as we may deem necessary to make the Exchange Offers in any jurisdiction.

Appraisal or Dissenters’ Rights

Holders of Original Notes will not have appraisal or dissenters’ rights in connection with the Exchange Offers.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the transfer of Original Notes to us and the issuance of Exchange Notes in the Exchange Offers—unless we are instructed to issue or cause to be issued Exchange Notes, or Original Notes not tendered or accepted in the Exchange Offers are requested to be returned, to a person other than the tendering holder. If transfer taxes are imposed for any such other reason, the amount of those transfer taxes, whether imposed on the registered holder or any other person, will be payable by the tendering holder.

If satisfactory evidence of payment of or exemption from those transfer taxes is not submitted with the letter of transmittal, if applicable, the amount of those transfer taxes will be billed directly to the tendering holder and/or withheld from any amounts due to such holder.

Income Tax Considerations

We advise you to consult your own tax advisors as to your particular circumstances and the effects of any U.S. federal, state, local or non-U.S. tax laws to which you may be subject.

The discussion in this prospectus is based upon the provisions of the Internal Revenue Code of 1986, as amended, which we refer to as the “Code,” Treasury regulations promulgated thereunder, administrative rulings and pronouncements and judicial decisions, all as in effect on the date of this prospectus and all of which are subject to change, possibly with retroactive effect, or to different interpretations.

As described in “Certain U.S. Federal Income Tax Considerations,” the exchange of an Original Note for an Exchange Note pursuant to the Exchange Offer will not constitute a taxable exchange and will not result in any taxable income, gain or loss for U.S. federal income tax purposes, and immediately after the exchange, a holder will have the same adjusted tax basis and holding period in each Exchange Note received as such holder had immediately prior to the exchange in the corresponding Original Note surrendered.

Consequences of Failure to Exchange

As a consequence of the offer or sale of the Original Notes pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws, holders of Original Notes who do not exchange Original Notes for Exchange Notes in the Exchange Offers will continue to be subject to the restrictions on transfer of the Original Notes. In general, the Original Notes may not be offered or sold unless such offers and sales are registered under the Securities Act, or exempt from, or not subject to, the registration requirements of the Securities Act and applicable state securities laws.

UPON COMPLETION OF THE EXCHANGE OFFERS, DUE TO THE RESTRICTIONS ON TRANSFER OF THE ORIGINAL NOTES AND THE ABSENCE OF SIMILAR RESTRICTIONS APPLICABLE TO THE EXCHANGE NOTES, IT IS HIGHLY LIKELY THAT THE MARKET, IF ANY, FOR ORIGINAL NOTES WILL BE LESS LIQUID THAN THE MARKET FOR EXCHANGE NOTES. CONSEQUENTLY, HOLDERS OF ORIGINAL NOTES WHO DO NOT PARTICIPATE IN THE EXCHANGE OFFERS COULD EXPERIENCE SIGNIFICANT DIMINUTION IN THE VALUE OF THEIR ORIGINAL NOTES COMPARED TO THE VALUE OF THE EXCHANGE NOTES.

DESCRIPTION OF OTHER INDEBTEDNESS

Bank of America Credit Agreement

On July 16, 2015, we entered into a new five-year Credit Agreement (as amended by Amendment No. 1 to Credit Agreement, dated as of April 13, 2016, the “BAML Credit Agreement”) with Sherwin-Williams Canada Inc. (“SW Canada”), Sherwin-Williams Luxembourg S.à r.l. (“SW Luxembourg”) and Sherwin-Williams UK Holding Limited (“SW UK,” and together with us, SW Canada and SW Luxembourg, the “Borrowers”) and a syndicate of lenders, including Bank of America, N.A., acting as domestic administrative agent (the “Domestic Administrative Agent”), Bank of America, National Association, acting as Canadian administrative agent (the “Canadian Administrative Agent,” and together with the Domestic Administrative Agent, the “Administrative Agents”), Wells Fargo Bank, National Association, acting as syndication agent, JPMorgan Chase Bank, N.A., Citibank, N.A. and U.S. Bank National Association, acting as co-documentation agents and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wells Fargo Securities, LLC, J.P. Morgan Securities LLC, Citigroup Global Markets Inc. and U.S. Bank National Association, acting as joint lead arrangers and joint bookrunners. Under the BAML Credit Agreement, we may request revolving loans in an aggregate amount not to exceed $1.35 billion, which amount may be increased, subject to customary conditions, up to an additional amount of $500 million. The BAML Credit Agreement will mature on July 16, 2020, and provides us with the right to request that the lenders extend the maturity date for two additional periods of one year each. As of March 31, 2017, there were no borrowings under the BAML Credit Agreement.

At our election, borrowings under the BAML Credit Agreement will bear interest for each such interest period either at (i) the Eurocurrency Rate plus the Applicable Rate for each Eurocurrency borrowing, or (ii) the Alternate Base Rate (“ABR”) plus the Applicable Rate for each ABR borrowing. The applicable rate margin over each Eurocurrency borrowing may range from a minimum of 0.75% to a maximum of 1.75% based on our index debt ratings. The applicable rate margin over each ABR borrowing may range from a minimum of 0.00% to a maximum of 0.75% based on our index debt ratings. Each capitalized term used in this paragraph and not otherwise defined in this prospectus shall have the meaning assigned to such term in the BAML Credit Agreement.

The BAML Credit Agreement contains customary events of default, including, but not limited to, payment defaults, breaches of representations and warranties, noncompliance with covenants and bankruptcy related events. If certain of these or other events of default occur, the Administrative Agents may decide to, or lenders with a majority of the outstanding loans or commitments may require the Administrative Agents to, accelerate amounts due under the BAML Credit Agreement. The BAML Credit Agreement also contains a financial covenant that provides that our consolidated leverage ratio (total indebtedness to EBITDA) may not at any time exceed 5.25 to 1.00, which level shall step down to (i) 4.75 to 1.00 on the first day after the end of the third full fiscal quarter after the closing date of the Valspar Acquisition (the “Closing Date”), (ii) 4.25 to 1.00 on the first day after the end of the sixth full fiscal quarter after the Closing Date, (iii) 3.75 to 1.00 on the first day after the end of the eighth full fiscal quarter after the Closing Date and (iv) 3.50 to 1.00 on the first day after the end of the tenth full fiscal quarter after the Closing Date and thereafter.

The foregoing description of the BAML Credit Agreement does not purport to be complete, and is qualified in its entirety by reference to the full text of the BAML Credit Agreement, which is incorporated by reference herein.

Citibank Credit Agreement

On May 9, 2016, we entered into a Credit Agreement with Citicorp USA, Inc. (as amended by Amendment No. 1 to the Credit Agreement, dated as of May 12, 2016, Amendment No. 2 to the Credit Agreement, dated as of June 20, 2016, Amendment No. 3 to the Credit Agreement, dated as of August 1, 2016, Amendment No. 4 to the Credit Agreement, dated as of January 31, 2017, Amendment No. 5 to the Credit

Agreement, dated as of February 13, 2017, Amendment No. 6 to the Credit Agreement, dated as of February 27, 2017, Amendment No. 7 to the Credit Agreement, dated as of May 8, 2017, and Amendment No. 8 to the Credit Agreement, dated as of May 11, 2017, as so amended, supplemented or otherwise modified, the “Citibank Credit Agreement”). Under the Citibank Credit Agreement, we have the right to borrow up to an aggregate amount of $500 million, $200 million of which will mature on June 20, 2021, $150 million of which will mature on December 20, 2021 and $150 million of which will mature on June 20, 2022. As of June 1, 2017, there were no outstanding borrowings under the Citibank Credit Agreement.

The Citibank Credit Agreement contains representations, warranties, covenants and events of default substantially the same as those contained in the BAML Credit Agreement other than the financial covenant. The Citibank Credit Agreement contains customary events of default, including, but not limited to, payment defaults, breaches of representations and warranties, noncompliance with covenants and bankruptcy related events.

At our election, borrowings under the Citibank Credit Agreement will bear interest for each such interest period either at (i) the applicable LIBO Rate multiplied by the applicable Statutory Reserve Rate for Eurodollar rate loans, plus the applicable Lender Funding Supplement for Eurodollar rate loans, or (ii) the Alternate Base Rate, which is the higher of either the applicable Base Rate or the applicable Federal Funds Effective Rate plus 0.5%, plus the applicable Lender Funding Supplement for ABR rate loans. Each capitalized term used in this paragraph and not otherwise defined in this prospectus shall have the meaning assigned to such term in the Citibank Credit Agreement.

The foregoing description of the Citibank Credit Agreement does not purport to be complete, and is qualified in its entirety by reference to the full text of the Citibank Credit Agreement, which is incorporated by reference herein.

Term Loan Credit Agreement

On April 13, 2016, we entered into a term loan credit agreement (the “Term Loan Credit Agreement”) with a syndicate of lenders, Citibank, N.A., as administrative agent (the “Term Loan Agent”), Wells Fargo Bank, National Association, Morgan Stanley Senior Funding, Inc. and PNC Bank, National Association, as co-syndication agents and Citigroup Global Markets Inc., Wells Fargo Securities, LLC, Morgan Stanley Senior Funding, Inc., and PNC Capital Markets LLC, acting as joint lead arrangers and joint bookrunners. The proceeds of the Term Loan Credit Agreement were used to pay a portion of the cash consideration in connection with the Valspar Acquisition and other fees and expenses related thereto. As of June 1, 2017, there is $2.0 billion in outstanding borrowings under the Term Loan Credit Agreement.

The Term Loan Credit Agreement requires us to repay each quarter (i) after the Closing Date but before the first anniversary of the Closing Date, 0% of the aggregate principal amount outstanding on the Closing Date, (ii) after the first anniversary of the Closing Date but before the second anniversary of the Closing Date, 5% of the aggregate principal amount outstanding on the Closing Date, (iii) after the second anniversary of the Closing Date but before the fourth anniversary of the Closing Date, 6.25% of the aggregate principal amount outstanding on the Closing Date, and (iv) after the fourth anniversary of the Closing Date but before the fifth anniversary of the Closing Date, 7.50% of the aggregate principal amount outstanding on the Closing Date. The Term Loan Credit Agreement will mature five years after the date upon which the Valspar Acquisition closed and the conditions precedent under the Term Loan Credit Agreement are satisfied.

At our election, borrowings under the Term Loan Credit Agreement will bear interest either at (i) the eurodollar rate plus an applicable margin, or (ii) the base rate plus an applicable margin. The eurodollar rate for an interest period is the rate per annum equal to the LIBOR for such interest period. The applicable interest rate margin over the eurodollar rate may range from a minimum of 1.00% to a maximum of 1.75% based on the Senior Debt Ratings. The base rate is a fluctuating rate per annum equal to the highest of (i) the federal funds rate plus 0.50%, (ii) the prime lending rate of Citibank, N.A., and (iii) the eurodollar rate determined on a daily basis for a one-month interest period plus 100 basis points; provided that if the base rate is less than zero, such rate shall be deemed zero for purposes of the Term Loan Credit Agreement. The applicable interest rate margin over the base rate may range from a minimum of 0.00% to a maximum of 0.75% based on the Senior Debt Ratings.

The Term Loan Credit Agreement contains representations, warranties, covenants and events of default substantially the same as those contained in the BAML Credit Agreement. The Term Loan Credit Agreement contains customary events of default, including, but not limited to, payment defaults, breaches of representations and warranties, noncompliance with covenants and bankruptcy-related events. If certain of these or other events of default occur, the Term Loan Agent may decide to, or lenders with a majority of the outstanding loans or commitments may require the Term Loan Agent to, accelerate amounts due under the Term Loan Credit Agreement. The Term Loan Credit Agreement also contains a financial covenant that provides that our consolidated leverage ratio (total indebtedness to EBITDA) may not exceed 5.25 to 1.00 after the Closing Date, and which level decreases over time (to a minimum of 3.50 to 1.00).

The foregoing description of the Term Loan Credit Agreement does not purport to be complete, and is qualified in its entirety by reference to the full text of the Term Loan Credit Agreement, which is incorporated by reference herein.

Sherwin-Williams Long-Term Debt

As of March 31, 2017, we had an aggregate principal amount of $1,926,988,000 of debt securities outstanding. The specific principal amounts, maturity and interest rates of these debt securities are set forth in the following table.

	Principal Amount
	(in thousands)
1.35% Senior Notes due December 2017	$700,000
3.45% Senior Notes due August 2025	400,000
7.375% Debentures due February 2027	119,400
4.00% Senior Notes due December 2042	300,000
4.55% Senior Notes due August 2045	400,000
7.45% Debentures due February 2097	3,500
2.02% to 8.00% Promissory Notes due through 2029	4,088

Total	$1,926,988	(1)

(1)	Does not give effect to (a) the consummation of the Valspar Acquisition, (b) the consummation of the exchange offers pursuant to which the Original Notes were issued, and (c) our issuance of additional debt securities in connection with the Valspar Acquisition.

Senior Notes

Our 2025 senior notes and 2045 senior notes were issued under the indenture, dated as of July 31, 2015, between us and Wells Fargo Bank, National Association, as trustee. Our 2017 senior notes, 2042 senior notes, 2027 debentures and 2097 debentures were issued under an indenture, dated as of February 1, 1996, between us and The Bank of New York Mellon (as successor to Chemical Bank), as trustee.

The senior notes and the debentures are our direct, unsecured obligations and are not guaranteed by any of our subsidiaries. The indentures do not limit the amount of other debt that may be incurred by us or our subsidiaries. The indentures restrict our ability to consolidate, merge or sell all or substantially all of our assets. These existing senior notes have substantially the same covenants, change of control provisions and events of default as provided with respect to the Exchange Notes, as described below in “Description of the Notes.”

On May 16, 2017, we issued $1,500,000,000 aggregate principal amount of 2.250% senior notes due 2020, $1,250,000,000 aggregate principal amount of 2.750% senior notes due 2022, $500,000,000 aggregate principal amount of 3.125% senior notes due 2024, $1,500,000,000 aggregate principal amount of 3.450% senior notes due 2027 and $1,250,000,000 aggregate principal amount of 4.500% senior notes due 2047 under the indenture, dated as of July 31, 2015, between us and Wells Fargo Bank, National Association, as trustee. In connection with the Valspar Acquisition, we also assumed an aggregate principal amount of $1.55 billion in senior notes issued by Valspar consisting of $300,000,000 aggregate principal amount of 7.25% Notes due 2019, $400,000,000 aggregate principal amount of 4.20% Notes due 2022, $250,000,000 aggregate principal amount of 3.30% Notes due 2025, $350,000,000 aggregate principal amount of 3.95% Notes due 2026 and $250,000,000 aggregate principal amount of 4.40% Notes due 2045, which we refer to, collectively, as the Valspar notes. On June 2, 2017, we completed offers to exchange any and all outstanding Valspar notes held by certain eligible holders for (1) up to $1.55 billion aggregate principal amount of new notes issued by Sherwin-Williams having the same maturity and interest rates as the Valspar notes and (2) cash of $1 for each $1,000 principal amount of Valspar notes exchanged. Approximately 95.4 percent, or approximately $1.478 billion, of the Valspar notes were tendered and accepted in the exchange offers, and we issued the Original Notes pursuant to the exchange offers. See “Description of Other Indebtedness” for a discussion of our new term loan and other indebtedness.

Valspar Long-Term Debt

As of April 28, 2017, Valspar had an aggregate principal amount of $1,550,000,000 of debt securities outstanding, excluding $150,000,000 aggregate principal amount of 6.05% Notes due May 1, 2017. The specific principal amounts, maturity and interest rates of these debt securities are set forth in the following table:

	Principal Amount
	(in thousands)
7.25% Notes due 2019	$300,000
4.20% Notes due 2022	400,000
3.30% Notes due 2025	250,000
3.95% Notes due 2026	350,000
4.40% Notes due 2045	250,000

Total	$1,550,000	(1)

(1)	Does not include $150.0 million aggregate principal amount of 6.05% Notes due May 1, 2017 issued by Valspar that are classified as Current portion of long-term debt as of April 28, 2017. Does not give effect to the consummation of the exchange offers pursuant to which the Original Notes were issued in exchange for outstanding Valspar notes held by certain eligible holders.

DESCRIPTION OF THE NOTES

The following description of certain material terms of the Exchange Notes offered hereby does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Indentures, including definitions therein of certain terms.

The Exchange Notes will be issued under and governed by the Indenture, dated as of July 31, 2015 (the “Base Indenture”), between us and Wells Fargo Bank, National Association, as trustee (the “Trustee”). The terms of the New 2019 Notes will include those stated in the Base Indenture, as supplemented by the Eighth Supplemental Indenture, dated as of June 2, 2017 (as supplemented, the “2019 Notes Indenture”), pursuant to which the Original 2019 Notes were issued, as well as those made part of the Base Indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). The terms of the New 2022 Notes will include those stated in the Base Indenture, as supplemented by the Ninth Supplemental Indenture (as supplemented, the “2022 Notes Indenture”), pursuant to which the Original 2022 Notes were issued, as well as those made part of the Base Indenture by reference to the Trust Indenture Act. The terms of the New 2025 Notes will include those stated in the Base Indenture, as supplemented by the Tenth Supplemental Indenture (as supplemented, the “2025 Notes Indenture”), pursuant to which the Original 2025 Notes were issued, as well as those made part of the Base Indenture by reference to the Trust Indenture Act. The terms of the New 2026 Notes will include those stated in the Base Indenture, as supplemented by the Eleventh Supplemental Indenture (as supplemented, the “2026 Notes Indenture”), pursuant to which the Original 2026 Notes were issued, as well as those made part of the Base Indenture by reference to the Trust Indenture Act. The terms of the New 2045 Notes will include those stated in the Base Indenture, as supplemented by the Twelfth Supplemental Indenture (as supplemented, the “2045 Notes Indenture”), pursuant to which the Original 2045 Notes were issued, as well as those made part of the Base Indenture by reference to the Trust Indenture Act. The 2019 Notes Indenture, the 2022 Notes Indenture, the 2025 Notes Indenture, the 2026 Notes Indenture and the 2045 Notes Indenture are referred to herein collectively as the “Indentures.” The Exchange Notes will constitute senior debt securities to be issued under the Indentures. The date of the closing of the Exchange Offers is referred to herein as the “Exchange Date.”

For purposes of this “Description of the Notes,” we refer to the Original 2019 Notes and the New 2019 Notes, collectively, as the 2019 Notes; the Original 2022 Notes and the New 2022 Notes, collectively, as the 2022 Notes; the Original 2025 Notes and the New 2025 Notes, collectively, as the 2025 Notes; the Original 2026 Notes and the New 2026 Notes, collectively, as the 2026 Notes; and the Original 2045 Notes and the New 2045 Notes, collectively, as the 2045 Notes.

The Company is issuing the Exchange Notes in exchange for the Original Notes of the corresponding series. The Exchange Notes of each series offered hereby and any Original Notes of the corresponding series not tendered pursuant to the terms hereof will be treated as a single class under the applicable Indenture, including for purposes of determining whether the required percentage of holders have given approval or consent to an amendment or waiver or joined in directing the Trustee to take certain actions on behalf of the holders.

As used in the following description, the terms “Sherwin-Williams,” “we,” “us,” “our” and “Company” refer to The Sherwin-Williams Company, an Ohio corporation, and not any of its subsidiaries, unless the context requires otherwise.

We urge you to read the applicable Indenture (including definitions of terms used therein) because it, and not this description, defines your rights as a beneficial owner of the Notes. You may request copies of the Indentures from us at our address set forth under “Where You Can Find Additional Information” in this prospectus.

General

The Notes are our general unsecured senior debt securities issued under the Indentures. The Trustee will also act as registrar, paying agent and authenticating agent and perform administrative duties for us, such as sending out interest payments and notices under the Indentures.

The aggregate principal amount of the Exchange Notes offered hereby will be equal to the aggregate principal amount of the Original Notes that are validly tendered and accepted by the Company, which will be up to $1,478,105,000 comprised as follows:

•	up to $277,176,000 aggregate principal amount of 7.25% Senior Notes due 2019, maturing on June 15, 2019, with interest payable semiannually on each June 15 and December 15, beginning on December 15, 2017, to holders of record on the preceding June 1 and December 1; provided that, if the record date for the first interest payment occurs on or prior to the Exchange Date, the record date for the first interest payment date will be deemed the close of business on the day prior to such interest payment date;

•	up to $385,909,000 aggregate principal amount of 4.20% Senior Notes due 2022, maturing on January 15, 2022, with interest payable semiannually on each January 15 and July 15, beginning on January 15, 2018, to holders of record on the preceding January 1 and July 1; provided that, if the record date for the first interest payment occurs on or prior to the Exchange Date, the record date for the first interest payment date will be deemed the close of business on the day prior to such interest payment date;

•	up to $235,324,000 aggregate principal amount of 3.30% Senior Notes due 2025, maturing on February 1, 2025, with interest payable semiannually on each February 1 and August 1, beginning on August 1, 2017 (if the Exchange Date occurs before that date and otherwise on February 1, 2018), to holders of record on the preceding January 15 and July 15; provided that, if the record date for the first interest payment occurs on or prior to the Exchange Date, the record date for the first interest payment date will be deemed the close of business on the day prior to such interest payment date;

•	up to $331,342,000 aggregate principal amount of 3.95% Senior Notes due 2026, maturing on January 15, 2026, with interest payable semiannually on each January 15 and July 15, beginning on January 15, 2018, to holders of record on the preceding January 1 and July 1; provided that, if the record date for the first interest payment occurs on or prior to the Exchange Date, the record date for the first interest payment date will be deemed the close of business on the day prior to such interest payment date; and

•	up to $248,354,000 aggregate principal amount of 4.40% Senior Notes due 2045, maturing on February 1, 2045, with interest payable semiannually on each February 1 and August 1, beginning on August 1, 2017 (if the Exchange Date occurs before that date and otherwise on February 1, 2018), to holders of record on the preceding January 15 and July 15; provided that, if the record date for the first interest payment occurs on or prior to the Exchange Date, the record date for the first interest payment date will be deemed the close of business on the day prior to such interest payment date.

The Exchange Notes of each series will be issued only in fully registered form without coupons, in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof, except for the New 2019 Notes, which will only be issued in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof. The Exchange Notes are general unsecured senior obligations of Sherwin-Williams and will rank equally in right of payment with all of our other unsecured senior indebtedness, whether currently existing or incurred in the future. The Exchange Notes will be senior in right of payment to any subordinated indebtedness we may incur, and will be effectively junior in right of payment to our secured indebtedness to the extent of the value of the collateral securing that indebtedness. As of March 31, 2017, we had no secured indebtedness outstanding. The Exchange Notes will not be guaranteed by any of our subsidiaries and thus will be effectively subordinated to any existing or future indebtedness or other liabilities, including trade payables, of any of our subsidiaries, including Valspar obligations that survive the Valspar Acquisition. As of March 31, 2017, without giving effect to the Valspar Acquisition or any related transactions, our subsidiaries had total debt of approximately $43.4 million. As discussed below, the Indentures do not restrict us or our subsidiaries from incurring any additional unsecured indebtedness and restrict but do not prohibit us or our subsidiaries from incurring additional secured indebtedness. The Exchange Notes are not subject to, and do not have the benefit of, any sinking fund.

The New 2019 Notes will bear interest at a fixed rate per year of 7.25%, commencing on June 15, 2017. The New 2022 Notes will bear interest at a fixed rate per year of 4.20%, commencing on July 15, 2017. The New 2025 Notes will bear interest at a fixed rate per year of 3.30%, commencing on August 1, 2017. The New 2026 Notes will bear interest at a fixed rate per year of 3.95%, commencing on July 15, 2017. The New 2045 Notes will bear interest at a fixed rate per year of 4.40%, commencing on August 1, 2017. Each series of Exchange Notes will accrue interest from (and including) the most recent date on which interest has been paid on the corresponding series of Original Notes accepted in the Exchange Offers. In each case, if the record date for the first interest payment date occurs on or prior to the Exchange Date, the record date for the first interest payment date will be deemed the close of business on the day prior to such interest payment date.

Interest on the Exchange Notes will be calculated on the basis of a 360-day year comprised of twelve 30-day months.

Each series of Exchange Notes will initially be evidenced by one or more global notes deposited with a custodian for, and registered in the name of, Cede & Co., as nominee of The Depository Trust Company (“DTC”). Except as described herein, beneficial interests in the global notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its direct and indirect participants. We do not intend to list the Exchange Notes on any national securities exchange or include the Exchange Notes in any automated quotation systems.

Payments of principal of and interest on the Exchange Notes issued in book-entry form will be made as described below under “—Book-Entry Delivery and Form—Depositary Procedures.” Payments of principal of and interest on the Exchange Notes issued in definitive form, if any, will be made as described below under “—Book-Entry Delivery and Form—Payment and Paying Agents.”

Interest payable on any interest payment date or the maturity date will be the amount of interest accrued from, and including, the next preceding interest payment date in respect of which interest has been paid or duly provided for (or from and including the most recent date on which interest has been paid on the corresponding series of Original Notes accepted in the Exchange Offers, if no interest has been paid or duly provided for with respect to the Exchange Notes) to, but not including, such interest payment date or maturity date, as the case may be. If an interest payment date or the maturity date falls on a day that is not a Business Day, the related payment of principal or interest will be made on the next succeeding Business Day as if made on the date the payment was due. No interest will accrue on such payment for the period from and after such interest payment date or the maturity date, as the case may be, to the date of such payment on the next succeeding Business Day. The term “Business Day” means any day other than a Saturday, a Sunday or any other day on which banking institutions in New York, New York or the city where the corporate trust business of the Trustee with respect to the Indentures is principally administered at any particular time are required or authorized to close or be closed.

We may, without notice to or consent of the holders or beneficial owners of the Exchange Notes, issue additional notes of a particular series having the same ranking, interest rate, maturity and/or other terms as a series of Exchange Notes offered hereby (except for the offering price, date of issuance and, if applicable, the initial interest payment date); provided, that if such additional notes are not fungible with such Exchange Notes for U.S. federal income tax purposes, the additional notes will have a separate CUSIP number. Any such additional notes issued will be considered part of the same series of Notes under the Indentures as the applicable Exchange Notes offered hereby.

The Indentures do not contain any provisions that would limit our ability to incur additional unsecured indebtedness or require the maintenance of financial ratios or specified levels of net worth or liquidity.

Optional Redemption

General

At any time and from time to time, the Notes of each series are redeemable, in whole or in part, at our option, at a redemption price equal to the greater of:

•	100% of the principal amount of the Notes to be redeemed; and

•	as determined by the Quotation Agent (as defined below), the sum of the present values of the remaining scheduled payments of interest and principal thereon (exclusive of interest accrued and unpaid to, but not including, the date of redemption) discounted to the date of redemption on a semiannual basis, assuming a 360-day year consisting of twelve 30-day months, at the Treasury Rate (as defined below) plus 50 basis points with respect to the 2019 Notes, 30 basis points with respect to the 2022 Notes, 25 basis points with respect to the 2025 Notes, 25 basis points with respect to the 2026 Notes and 35 basis points with respect to the 2045 Notes, plus, in either case, accrued and unpaid interest to, but not including, the date of redemption.

Notwithstanding the foregoing, if (i) the 2022 Notes are redeemed on or after October 15, 2021 (the date that is three months prior to their maturity date), the 2022 Notes will be redeemed at a redemption price equal to 100% of the principal amount of the 2022 Notes to be redeemed plus accrued and unpaid interest to, but not including, the date of redemption, (ii) the 2025 Notes are redeemed on or after November 1, 2024 (the date that is three months prior to their maturity date), the 2025 Notes will be redeemed at a redemption price equal to 100% of the principal amount of the 2025 Notes to be redeemed plus accrued and unpaid interest to, but not including, the date of redemption, (iii) the 2026 Notes are redeemed on or after October 15, 2025 (the date that is three months prior to their maturity date), the 2026 Notes will be redeemed at a redemption price equal to 100% of the principal amount of the 2026 Notes to be redeemed plus accrued and unpaid interest to, but not including, the date of redemption and (iv) the 2045 Notes are redeemed on or after August 1, 2044 (the date that is six months prior to their maturity date), the 2045 Notes will be redeemed at a redemption price equal to 100% of the principal amount of the 2045 Notes to be redeemed plus accrued and unpaid interest to, but not including, the date of redemption. The Indentures provide that, with respect to any redemption, we will notify the Trustee of the redemption price promptly after the calculation and that the Trustee will not be responsible for such calculation.

For purposes of determining the redemption price, the following definitions will apply:

“Comparable Treasury Issue” means the United States Treasury security or securities selected by the Quotation Agent as having an actual or interpolated maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such Notes.

“Comparable Treasury Price” means, with respect to any redemption date, (A) the arithmetic average of the four Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Quotation Agent obtains fewer than four such Reference Treasury Dealer Quotations, the arithmetic average of all such quotations for such redemption date.

“Primary Treasury Dealer” means a primary U.S. Government securities dealer in The City of New York.

“Quotation Agent” means one of the Reference Treasury Dealers appointed by us; provided, however, that if such Reference Treasury Dealer ceases to be a Primary Treasury Dealer, we will substitute another Primary Treasury Dealer.

“Reference Treasury Dealer” means each of (i) Citigroup Global Markets Inc. and Wells Fargo Securities, LLC or their respective affiliates that are Primary Treasury Dealers, and, in each case, their respective successors; and (ii) two other Primary Treasury Dealers selected by us; provided, however, that if any of the foregoing or their affiliates shall cease to be a Primary Treasury Dealer, we will substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the arithmetic average, as determined by the Quotation Agent, of the bid and asked prices for the applicable Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Quotation Agent by such Reference Treasury Dealer at 3:30 p.m. New York City time on the third Business Day preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to: (1) the yield, under the heading that represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15” or any successor publication that is published weekly by the Board of Governors of the Federal Reserve System and that establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue; provided that, if no maturity is within three months before or after the remaining term of the notes to be redeemed, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Treasury Rate shall be interpolated or extrapolated from those yields on a straight-line basis, rounding to the nearest month; or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semiannual equivalent yield to maturity or interpolated (on a day count basis) of the applicable Comparable Treasury Issue, assuming a price for such Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The Treasury Rate shall be calculated on the third Business Day preceding the redemption date.

Selection and Notice of Redemption

The notice of redemption will state the amount of Notes to be redeemed. In the event that we choose to redeem less than all of the applicable Notes, selection of the Notes for redemption will be made in accordance with DTC’s procedures.

No Notes of a principal amount of $2,000 or less shall be redeemed in part. Notice of redemption will be sent electronically or mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address (with written notice to the Trustee no less than 15 days (or such shorter period as agreed by the Trustee) prior to the sending of such redemption notice). Once notice of redemption is sent, the Notes called for redemption will become irrevocably due and payable on the redemption date at the redemption price. A notice of redemption may not be conditional.

On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption as long as we have deposited with the paying agent funds in satisfaction of the applicable redemption price. Additionally, at any time, we may repurchase Notes in the open market and may hold such Notes or surrender such Notes to the Trustee for cancellation in accordance with its applicable procedures.

Purchase of Notes upon a Change of Control Triggering Event

If a Change of Control Triggering Event (as defined below) occurs with respect to a series of Notes, unless we have exercised our option to redeem the Notes of such series as described above by giving notice of such redemption to the holders thereof, we will be required to make an offer (the “Change of Control Offer”) to each such holder to repurchase all or any part (equal to $2,000 or any integral multiple of $1,000 in excess thereof) of that holder’s Notes of such series on the terms set forth in such Notes. In the Change of Control Offer, we will be required to offer payment in cash equal to 101% of the principal amount of the Notes of the applicable series repurchased, plus accrued and unpaid interest, if any, on the Notes repurchased up to, but not including, the date of repurchase (the “Change of Control Payment”). Within 30 days following any Change of Control Triggering Event with respect to a series of Notes or, at our option, prior to any Change of Control (as defined below), but after public announcement of the transaction that constitutes or may constitute the Change of Control, a notice will be mailed to holders of the Notes of the applicable series with a copy to the Trustee describing the transaction that constitutes or may constitute the Change of Control Triggering Event and offering to repurchase the Notes of the applicable series on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed (or with respect to global notes, to the extent permitted or required by applicable DTC procedures or regulations, sent electronically) or, if the notice is mailed or sent prior to the Change of Control, no earlier than 30 days and no later than 60 days from the date on which the Change of Control Triggering Event occurs (the “Change of Control Payment Date”). The notice will, if mailed or sent prior to the date of consummation of the Change of Control, state that the offer to purchase is conditioned on the Change of Control Triggering Event occurring on or prior to the Change of Control Payment Date.

On the Change of Control Payment Date, we will, to the extent lawful:

•	accept for payment all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer;

•	deposit with the paying agent (or, if we are acting as our own paying agent, segregate and hold in trust) by 10:00 a.m. Eastern Time an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered; and

•	deliver or cause to be delivered to the Trustee the Notes properly accepted together with an officer’s certificate stating the aggregate principal amount of Notes or portions of Notes being repurchased.

We will publicly announce the results of the Change of Control Offer on or as soon as possible after the date of purchase. Neither the Trustee nor any paying agent shall be responsible for monitoring our rating status, making any request upon any of the Rating Agencies (as defined below) or any Substitute Rating Agency (as defined below), or determining whether any Rating Event has occurred.

Except as described above, the Indentures do not contain provisions that permit holders to require us to purchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

Our ability to pay cash to the holders of Notes following the occurrence of a Change of Control Triggering Event may be limited by our then-existing financial resources. Therefore, sufficient funds may not be available when necessary to make any required repurchases.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of our and our subsidiaries’ assets taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require us to repurchase such holder’s Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of our and our subsidiaries’ assets taken as a whole to another person or group may be uncertain.

We will not be required to make a Change of Control Offer upon the occurrence of a Change of Control Triggering Event if a third party makes such an offer in the manner, at the time and otherwise in compliance with the requirements for an offer made by us and the third party purchases all Notes properly tendered and not withdrawn under its offer. In addition, we will not repurchase any Notes if there has occurred and is continuing on the Change of Control Payment Date an Event of Default under the Indentures, other than a default in the payment of the Change of Control Payment upon a Change of Control Triggering Event.

We will comply in all material respects with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any such securities laws or regulations conflict with the Change of Control Offer provisions of the Notes, we will comply with those securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control Offer provisions of the Notes by virtue of any such conflict.

For purposes of the Change of Control Offer provisions of the Notes, the following terms will be applicable:

“Change of Control” means the occurrence of any of the following:

(a)	the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as that term is used in Section 13(d) of the Exchange Act) (other than us or one of our subsidiaries) becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of our Voting Stock (as defined below) or other Voting Stock into which our Voting Stock is reclassified, consolidated, exchanged or changed, measured by voting power rather than number of shares;

(b)	the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of our assets and the assets of our subsidiaries, taken as a whole, to one or more “persons” (as that term is used in Section 13(d)(3) of the Exchange Act) (other than to us or one of our subsidiaries);

(c)	we consolidate with, or merge with or into, any “person” (as that term is used in Section 13(d) of the Exchange Act) or any such person consolidates with, or merges with or into, us, in either case, pursuant to a transaction in which any of our outstanding Voting Stock or the Voting Stock of such other person is converted into or exchanged for cash, securities or other property, other than pursuant to a transaction in which shares of our Voting Stock outstanding immediately prior to the transaction constitute, or are converted into or exchanged for, a majority of the Voting Stock of the surviving person immediately after giving effect to such transaction;

(d)	the adoption of a plan relating to our liquidation or dissolution; or

(e)	the first day on which a majority of the members of our board of directors are not Continuing Directors (as defined below).

Notwithstanding the foregoing, a transaction will not be deemed to involve a Change of Control if (i) we become a direct or indirect wholly owned subsidiary of a holding company and (ii) the direct or indirect holders of the Voting Stock of such holding company immediately following that transaction are substantially the same as the holders of our Voting Stock immediately prior to that transaction.

“Change of Control Triggering Event,” with respect to a series of Notes, means the occurrence of both (1) a Change of Control and (2) a Rating Event (as defined below) with respect to such series.

“Continuing Director” means, as of any date of determination, any member of our board of directors who (1) was a member of such board of directors on the Issue Date, (2) was nominated for election to such board of directors with the approval of a committee of the board of directors consisting of a majority of independent Continuing Directors or (3) was nominated for election, elected or appointed to such board of directors with the approval of a majority of the Continuing Directors who were members of such board of directors at the time of such nomination, election or appointment (either by a specific vote or by approval of our proxy statement in which such member was named as a nominee for election as a director, without objection to such nomination).

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, or, if applicable, the equivalent investment grade credit rating from any Substitute Rating Agency (as defined below) selected by us.

“Moody’s” means Moody’s Investors Service, Inc., or any successor thereto.

“Rating Agencies” means (1) each of Moody’s and S&P and (2) if any of Moody’s and S&P ceases to rate the Notes or fails to make a rating of the Notes publicly available for reasons outside of our control, a Substitute Rating Agency in lieu thereof.

“Rating Event,” with respect to a series of Notes, means the rating on the Notes of such series is lowered by each of the Rating Agencies and the Notes of such series are rated below an Investment Grade Rating by each of the Rating Agencies on any day during the period commencing on the earlier of (i) the occurrence of the Change of Control and (ii) the first public announcement by us of any Change of Control and ending 60 days following consummation of such Change of Control (which period will be extended so long as the rating of the Notes of such series is under publicly announced consideration for a possible downgrade by any of the Rating Agencies); provided that a Rating Event will not be deemed to have occurred in respect of a particular Change of Control (and thus will not be deemed a Rating Event for purposes of the definition of Change of Control Triggering Event) if each Rating Agency making the reduction in rating does not publicly announce or confirm or inform the Trustee in writing at our request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the Change of Control (whether or not the applicable Change of Control has occurred at the time of the Rating Event).

“S&P” means Standard & Poor’s Financial Services, LLC, a subsidiary of S&P Global Inc., or any successor thereto.

“Substitute Rating Agency” means a “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) under the Exchange Act selected by us (as certified by a resolution of our board of directors).

“Voting Stock” means, with respect to any specified “person” (as that term is used in Section 13(d) of the Exchange Act) as of any date, the capital stock of such person that is at the time entitled to vote generally in the election of the board of directors of such person.

Our credit agreements provide, and future credit agreements or other agreements relating to any debt to which we become a party may provide, that certain events relating to a change in the control of the Company would constitute a default thereunder, either directly or as a result of a breach of a covenant. If we experience such a change of control event that triggers a default under our credit agreements or such other agreements, we could seek a waiver of such default or seek to refinance our credit agreements or the indebtedness under such other agreements. In the event we do not obtain such a waiver or refinance our credit agreements or the indebtedness under such other agreements, such default could result in amounts outstanding under our credit agreements or such other agreements being declared due and payable, which could have a material adverse effect on us.

Certain Covenants

The Indentures contain the following covenants:

Limitation on Liens

We will not, and will not permit any of our Restricted Subsidiaries to, issue, incur, create, assume, guarantee or permit to exist any Indebtedness secured by a Lien on any Principal Property, or shares of capital stock of any Restricted Subsidiary, whether owned on the Issue Date or thereafter acquired, unless we contemporaneously secure the Notes equally and ratably with (or prior to) such Indebtedness; provided that any Lien created for the benefit of the holders of the Notes pursuant to this provision shall be automatically and unconditionally released and discharged upon release and discharge of the Lien that resulted in such provision becoming applicable.

Notwithstanding the foregoing, we are not required to secure the Notes if the Lien consists of either: (a) Permitted Liens; or (b) Liens other than Permitted Liens, provided that the aggregate amount of all Indebtedness secured by Liens other than Permitted Liens does not exceed 20% of Consolidated Net Tangible Assets calculated as of the date of the creation or incurrence of such Lien.

Limitation on Sale and Lease-Back Transactions

We and our Restricted Subsidiaries shall not enter into any Sale/Leaseback Transaction with respect to any Principal Property unless (a) we or such Restricted Subsidiary would be entitled to create a Lien on such Principal Property securing Indebtedness in an amount equal to the Attributable Indebtedness with respect to such Sale/Leaseback Transaction without securing the Notes then outstanding pursuant to the provisions described above under “—Limitation on Liens” or (b) we, within six months from the effective date of such Sale/Leaseback Transaction, apply an amount equal to the Attributable Indebtedness with respect to such Sale/Leaseback Transaction to the voluntary defeasance or retirement of the Notes or other Indebtedness ranking pari passu with the Notes (excluding retirements as a result of conversions or pursuant to mandatory sinking fund or mandatory prepayment provisions or by payment at maturity); provided that the foregoing will not prevent us or any Restricted Subsidiary from (x) entering into any Sale/Leaseback Transaction involving a lease with a term of less than three years or (y) entering into any Sale/Leaseback Transaction between a Restricted Subsidiary and us or between Restricted Subsidiaries.

SEC Reports

We will file with the Trustee, within 15 days after we are required to file the same with the SEC, after giving effect to any grace period provided by Rule 12b-25 under the Exchange Act, copies of the annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may prescribe) that we may be required to file with the SEC pursuant to Section 13 or Section 15(d) of the Exchange Act. If we are not required to file information, documents or reports pursuant to either of those sections, then we will file with the Trustee and the SEC, in accordance with rules and regulations prescribed from time to time by the SEC and within 15 days after such information, documents or reports are due with respect to a non-accelerated filer and after giving effect to any grace period provided by Rule 12b-25 under the Exchange Act, such information, documents or reports that may be required pursuant to Section 13 of the Exchange Act in respect of a security listed and registered on a national securities exchange as may be prescribed from time to time in such rules and regulations.

Notwithstanding the foregoing, (a) we will be deemed to have furnished such information, documents or reports referred to above to the Trustee if we have filed such information, documents or reports with the SEC via the EDGAR filing system (or any successor system) or, if at any time we are no longer subject to reporting under Section 13 or 15(d) of the Exchange Act and are not permitted to file such information, documents or reports with the SEC, if we post such information, documents or reports on our publicly available website and (b) if at any time we are no longer subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act, we will not be deemed to have failed to comply with any of our obligations under this covenant until 30 days after the date any information, document or report hereunder is required to be filed with the Trustee. The Trustee shall not be obligated to monitor or confirm, on a continuing basis or otherwise, our compliance with the covenants or with respect to any reports or other documents filed with the SEC or EDGAR or any website under the Indentures.

Limitation on Mergers and Other Transactions

Except as otherwise set forth in the Indentures, we may not merge or consolidate with or into any other person, in a transaction in which we are not the surviving corporation, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of the properties and assets of us and our subsidiaries, taken as a whole, to any person, unless:

•	the successor or transferee is a U.S. corporation, limited liability company, partnership, trust or other entity;

•	the successor or transferee assumes our obligations on the Notes and under the Indentures pursuant to a supplemental indenture in form reasonably satisfactory to the Trustee;

•	immediately after giving effect to the transaction and treating our obligations in connection with or as a result of such transaction as having been incurred as of the time of such transaction, no default or event of default under the Indentures shall have occurred and be continuing; and

•	an officer’s certificate and an opinion of counsel have been delivered to the Trustee in connection with the foregoing.

In the event of the above transaction, if there is a successor or transferee, then the successor or transferee will expressly assume all of our obligations under the Indentures and automatically be substituted for us in the Indentures and as issuer of the Notes and may exercise every right and power of ours under the Indentures with the same effect as if such successor or transferee had been named in our place in the Indentures; provided, however, that the predecessor company will not be relieved of the obligation to pay principal and interest on the Notes except in the case of a sale of all of the assets of us and our subsidiaries.

Certain Definitions

“Attributable Indebtedness” in respect of a Sale/Leaseback Transaction means, as of the time of determination, (a) if the obligation in respect of such Sale/Leaseback Transaction is a Capital Lease Obligation, the amount of such obligation determined in accordance with GAAP and included in the financial statements of the lessee or (b) if the obligation in respect of such Sale/Leaseback Transaction is not a Capital Lease Obligation, the total net amount of rent required to be paid by the lessee under such lease during the remaining term thereof (including any period for which the lease has been extended), discounted from the respective due dates thereof to such determination date at the rate per annum borne by the weighted average interest rate per annum borne by the Notes then outstanding under the Indentures compounded semiannually.

“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet prepared in accordance with GAAP.

“Consolidated Net Tangible Assets” means, as of any date of determination, the sum of the amounts that would appear on our consolidated balance sheet for the total assets (less accumulated depletion, depreciation or amortization, allowances for doubtful receivables, other applicable reserves and other properly deductible items) of us and our subsidiaries, determined on a consolidated basis in accordance with GAAP, after giving effect to purchase accounting and after deducting therefrom, to the extent included in total assets, in each case as determined on a consolidated basis in accordance with GAAP (without duplication): (i) the aggregate amount of liabilities of us and our subsidiaries which may properly be classified as current liabilities (including taxes accrued as estimated); (ii) current Indebtedness and current maturities of long-term Indebtedness; (iii) minority interests in our subsidiaries held by persons other than us or one of our wholly owned subsidiaries; and (iv) unamortized debt discount and expenses and other unamortized deferred charges, goodwill, patents, trademarks, service marks, trade names, copyrights, licenses, organization or developmental expenses and other intangible items.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect from time to time.

“Hedging Obligations” means, with respect to any person, the obligations of such person under: (1) interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements; (2) other agreements or arrangements designed to manage interest rates or interest rate risk; and (3) other agreements or arrangements designed to protect such person against fluctuations in currency exchange rates or commodity prices.

“Indebtedness” means, with respect to any person, any indebtedness of such person, whether or not contingent (without duplication):

(a)	in respect of borrowed money;

(b)	evidenced by bonds, notes, debentures or similar instruments;

(c)	in respect of letters of credit, banker’s acceptances or other similar instruments or credit transactions (including reimbursement obligations with respect thereto), other than obligations with respect of letters of credit securing obligations (other than obligations described in clauses (a)-(b), (d) or (e)) entered into in the ordinary course of business to the extent such letters of credit are not drawn upon or, if and to the extent such letters of credit are drawn upon, such drawing is reimbursed no later than the third business day following receipt of a demand for reimbursement following payment on the letter of credit;

(d)	representing Capital Lease Obligations;

(e)	representing the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable; or

(f)	representing any Hedging Obligations, if and to the extent any of the preceding items, other than letters of credit and Hedging Obligations, would appear as a liability upon a balance sheet of such person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of such person, whether or not such Indebtedness is assumed by such person, and, to the extent not otherwise included, the guarantee by such person of any Indebtedness of any other person or any liability of any person, whether or not contingent and whether or not it appears on the balance sheet of such person. Notwithstanding anything to the contrary in the foregoing, the term “Indebtedness” excludes (x) any indebtedness of the Company or any subsidiary of the Company to the Company or another subsidiary of the Company and (y) any guarantee by the Company or any subsidiary of the Company of indebtedness of the Company or any subsidiary of the Company.

“Issue Date” means the date on which the Original Notes were issued, or June 2, 2017.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in, and any filing of or agreement to give any financing statement under, the Uniform Commercial Code (or equivalent statutes) of any jurisdiction; provided that in no event shall an operating lease be deemed to constitute a Lien.

“Permitted Lien” means, with respect to any person,

(a)	pledges or deposits by such person under workers’ compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (including government contracts, but excluding contracts for the payment of Indebtedness) or leases to which such person is a party, or deposits to secure public or statutory obligations of such person or deposits of cash or United States government bonds to secure performance, surety or appeal bonds to which such person is a party or which are otherwise required of such person, or deposits as security for contested taxes or import duties or for the payment of rent or other obligations of like nature, in each case incurred in the ordinary course of business;

(b)	Liens imposed by law, such as carriers’, warehousemen’s, laborers’, materialmen’s, landlords’, vendors’, workmen’s, operators’, producers’ and mechanics’ Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings;

(c)	Liens for property taxes, assessments and other governmental charges or levies not yet delinquent or that are being contested in good faith by appropriate proceedings;

(d)	survey exceptions, encumbrances, easements, defects, irregularities or deficiencies in title to easements, or reservations of or with respect to, or rights of others for or with respect to, licenses, rights-of-way, sewers, electric and other utility lines and usages, telegraph and telephone lines, pipelines, surface use, operation of equipment, permits, servitudes and other similar matters, or zoning or other restrictions as to the use of real property or Liens incidental to the conduct of the business of such person or to the ownership of its properties that, in all such cases, were not incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such person;

(e)	Liens existing on or provided for under the terms of agreements existing on February 1, 1996;

(f)	Liens on property at the time we or any of our subsidiaries acquired the property or the entity owning such property, including any acquisition by means of a merger or consolidation with or into us; provided, however, that any such Lien may not extend to any other property owned by us or any of our subsidiaries;

(g)	Liens securing Hedging Obligations so long as such Hedging Obligations are of the type customarily entered into in connection with, and are entered into for the purpose of, limiting risk;

(h)	Liens on accounts receivable or inventory to secure working capital or revolving credit Indebtedness incurred in the ordinary course of business;

(i)	Purchase Money Liens;

(j)	Liens securing only Indebtedness of one of our wholly owned subsidiaries to us or one or more other wholly owned subsidiaries;

(k)	Liens on property or shares of stock of another person at the time such other person becomes one of our subsidiaries; provided, however, that such Liens are not created, incurred or assumed in connection with, or in contemplation of, such other person becoming such a subsidiary;

(l)	Liens created, assumed or existing in connection with a tax-free financing;

(m)	Liens resulting from the deposit of funds or evidences of Indebtedness in trust for the purpose of defeasing our Indebtedness or that of our subsidiaries;

(n)	legal or equitable encumbrances deemed to exist by reason of negative pledges or the existence of any litigation or other legal proceeding and any related lis pendens filing (excluding any attachment prior to judgment, judgment Lien or attachment Lien in aid of execution on a judgment);

(o)	rights of a common owner of any interest in property held by such person;

(p)	Liens placed upon any real property now owned or hereafter acquired by us or any of our subsidiaries securing Indebtedness in an amount up to 80% of the fair market value of such real property; and

(q)

Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancings, refundings, extensions, renewals or replacements), as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (e) through (l) and (p); provided, however, that (i) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property) and (ii) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (e) through (l) and (p) at the time the original Lien became a Permitted Lien under the Indentures and (B) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement.

“Principal Property” means any manufacturing plant or manufacturing facility, located within the United States of America (other than its territories and possessions), owned or leased by us or any of our Restricted Subsidiaries, unless, in the opinion of our board of directors, such plant, facility or property is not of material importance to the total business conducted by us and our Restricted Subsidiaries as an entirety.

“Purchase Money Lien” means a Lien on property securing Indebtedness incurred by the Company or any of its subsidiaries to provide funds for all or any portion of the cost of acquiring, constructing, altering, expanding, improving or repairing such property or assets used in connection with such property.

“Restricted Subsidiary” means, at any time, any of our subsidiaries (a) substantially all the property of which is located, or substantially all of the business of which is carried on, within the United States of America (other than its territories or possessions) and (b) that owns or leases a Principal Property or that, in the event of a Sale/Leaseback Transaction, will own or lease a Principal Property.

“Sale/Leaseback Transaction” means an arrangement relating to Principal Property owned on the Issue Date or thereafter acquired whereby we or any of our Restricted Subsidiaries transfers such Principal Property to a person and we or any of our Restricted Subsidiaries leases it from such person.

Events of Default

“Event of Default” means, with respect to any series of Notes, any of the following:

•	default in the payment of any interest on any Notes of that series when it becomes due and payable, and continuance of that default for a period of 30 days;

•	default in the payment of principal of, or premium on, any Notes of that series when due and payable;

•	failure on our part to comply with the covenant described under “—Limitation on Mergers and Other Transactions”;

•	default in the performance or breach of any other covenant or warranty by us in the Indentures or any supplemental indenture with respect to such series (other than a covenant or warranty that has been included in the Indentures solely for the benefit of a series of debt securities other than that series), which default continues uncured for a period of 90 days after (1) we receive written notice from the Trustee or (2) we and the Trustee receive written notice from the holders of not less than 25% in aggregate principal amount of the outstanding Notes of that series as provided in the Indentures;

•	certain events of bankruptcy, insolvency or reorganization of our company or our significant subsidiaries;

•	failure to make the required payment in connection with a Change of Control Triggering Event when due and payable in accordance with the terms of the Indentures; and

•	default in the performance or breach by us of any of the covenants described under “—Certain Covenants—Limitation on Liens,” “—Certain Covenants—Limitation on Sale and Lease-Back Transactions” and “—Certain Covenants—SEC Reports,” which default continues uncured for a period of 90 days after (1) we receive written notice from the Trustee or (2) we and the Trustee receive written notice from the holders of not less than 25% in aggregate principal amount of the outstanding Notes of that series as provided in the Indentures.

We will promptly deliver to the Trustee written notice of any event that, with the giving of notice and the lapse of time, would become a covenant Event of Default, along with a description of the status and what action we are taking or propose to take with respect to such Event of Default.

No Event of Default with respect to a particular series of Notes (except as to certain events of bankruptcy, insolvency or reorganization) necessarily constitutes an Event of Default with respect to any other series of Notes. The occurrence of an Event of Default may constitute an event of default under our bank credit agreements in existence from time to time. In addition, the occurrence of certain Events of Default or an acceleration under the Indentures may constitute an event of default under certain of our other indebtedness outstanding from time to time.

If an Event of Default (other than an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization of our company) with respect to Notes of any series at the time outstanding occurs and is continuing, then the Trustee or the holders of not less than 25% in aggregate principal amount of the outstanding Notes of that series may, by a notice in writing to us (and to the Trustee if given by the holders), declare to be due and payable immediately the principal (or, if the Notes of that series are discount securities, that portion of the principal amount as may be specified in the terms of that series) of, and accrued and unpaid interest, if any, on all Notes of that series. In the case of an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization of our company, the principal (or such specified amount) of and accrued and unpaid interest, if any, on all outstanding Notes will become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holder of outstanding Notes. At any time after a declaration of acceleration with respect to Notes of any series has been made, the holders of a majority in aggregate principal amount of the outstanding Notes of that series may rescind and annul the acceleration if the rescission and annulment would not conflict with any judgment or decree already rendered and if all Events of Default with respect to that series, other than the non-payment of principal and interest, if any, with respect to Notes of that series that has become due and payable solely because of the acceleration, have been cured or waived and all sums paid or advanced by the Trustee and the reasonable compensation expenses and disbursements of the Trustee and its agents and counsel have been paid as provided in the Indentures.

The Indentures provide that the Trustee will be under no obligation to exercise any of its rights or powers under the Indentures at the request of any holder of outstanding Notes, unless the Trustee receives security or indemnity satisfactory to it against any loss, liability or expense. Subject to certain rights of the Trustee, the holders of a majority in principal amount of the outstanding Notes of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the debt securities of that series.

No holder of any Notes of any series will have any right to institute any proceeding, judicial or otherwise, with respect to the Indentures or for the appointment of a receiver or trustee, or for any remedy under the applicable Indenture, unless:

•	that holder has previously given to the Trustee written notice of a continuing Event of Default with respect to Notes of that series; and

•	the holders of at least 25% in aggregate principal amount of the outstanding Notes of that series have made written request, and offered security or indemnity satisfactory to the Trustee, to institute the proceeding as trustee, and the Trustee has not received from the holders of a majority in aggregate principal amount of the outstanding Notes of that series a direction inconsistent with that request and has failed to institute the proceeding within 60 days.

Notwithstanding the foregoing, the holder of any Notes will have an absolute and unconditional right to receive payment of the principal of, and premium and any interest on, such Notes on or after the due dates expressed in such Notes and to institute suit for the enforcement of such payment.

The Indentures require us, within 120 days after the end of our fiscal year, to furnish to the Trustee a statement as to compliance with the Indentures. The Indentures provide that the Trustee may withhold notice to the holders of debt securities of any series of any default or Event of Default (except in payment on any debt securities of that series) with respect to Notes of that series if it in good faith determines that withholding notice is in the interest of the holders of those Notes.

Modification and Waiver

We may amend or modify the Indentures without the consent of any holder of Notes of the series affected by the modifications or amendments in order to:

•	cure any ambiguity, defect or inconsistency;

•	conform the text of the Indentures, including any supplemental indenture, or the Notes to any corresponding provision of this “Description of the Notes”;

•	provide for the issuance of additional Notes;

•	provide for the assumption of our obligations in the case of a merger or consolidation and our discharge upon such assumption provided that the provision under “Limitation on Mergers and Other Transactions” of the Indentures is complied with;

•	add covenants or make any change that would provide any additional rights or benefits to the holders of the Notes;

•	add guarantees with respect to the Notes;

•	provide for uncertificated Notes in addition to or in place of certificated Notes;

•	secure the Notes;

•	add or appoint a successor or separate trustee;

•	make any change that does not adversely affect the rights of any holder of Notes in any material respect, as evidenced by an officer’s certificate; or

•	obtain or maintain the qualification of the Indentures under the Trust Indenture Act.

Other amendments and modifications of the Indentures or the Notes issued may be made with the consent of the holders of at least a majority of the aggregate principal amount of the outstanding Notes of the affected series, and our compliance with any provision of the Indentures with respect to the Notes may be waived by written notice to the Trustee by the holders of a majority of the aggregate principal amount of the outstanding Notes of the affected series. However, no modification or amendment may, without the consent of the holder of each outstanding Notes of the affected series:

•	reduce the principal amount, any premium or change the stated maturity of any Notes or alter or waive any of the provisions with respect to the redemption or repurchase of the Notes;

•	change the place of payment or currency in which principal, any premium or interest is paid;

•	impair the right to institute suit for the enforcement of any payment on the Notes;

•	waive a payment default with respect to the Notes;

•	reduce the interest rate or extend the time for payment of interest on the Notes;

•	make any change to the amendment and modification provisions in the Indentures; or

•	reduce the percentage in principal amount outstanding of Notes, the consent of the holders of which is required for any of the foregoing modifications or otherwise necessary to modify, supplement or amend the applicable Indenture or to waive any past default.

Except for certain specified provisions, the holders of at least a majority in principal amount of the outstanding Notes of an affected series may, on behalf of the holders of all Notes of such series, waive our compliance with provisions of the Indentures. Prior to the acceleration of the maturity of the Notes of any series pursuant to the terms of the Indentures, the holders of a majority in aggregate principal amount of the outstanding Notes of such series may, on behalf of the holders of all the Notes of such series, waive any past default under the Indentures with respect to such Notes and its consequences, except (i) a default with respect to such series in the payment of the principal of, or premium or any interest on, the Notes of such series or (ii) a default or Event of Default in respect of a covenant or provision that cannot be modified or amended without the consent of all of the holders of the outstanding Notes of the affected series.

Defeasance of Debt Securities and Certain Covenants in Certain Circumstances

Legal Defeasance. The Indentures provide that, in certain circumstances, we may be discharged from any and all obligations in respect of the Notes of any series (except for certain obligations to register the transfer or exchange of Notes, to replace stolen, lost or mutilated Notes, and to maintain paying agencies and certain provisions relating to the treatment of funds held by paying agents). We will be so discharged upon the deposit with the Trustee, in trust, of money and/or U.S. government obligations that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient in the written opinion of a nationally recognized firm of independent public accountants, a nationally recognized investment bank or a nationally recognized appraisal firm to pay and discharge each installment of principal, premium and interest in accordance with the terms of the Indenture and the Notes of that series.

This discharge may occur only if, among other things, we have delivered to the Trustee an opinion of counsel stating that we have received from, or there has been published by, the United States Internal Revenue Service a ruling or, since the date of execution of the Indentures, there has been a change in the applicable United States federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the beneficial owners of the Notes of the applicable series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the deposit, defeasance and discharge and will be subject to U.S. federal income tax on the same amounts and in the same manner and at the same times as would have been the case if the deposit, defeasance and discharge had not occurred.

Defeasance of Certain Covenants. The Indentures provide that, upon compliance with certain conditions, we may be released from our obligation to comply with certain covenants set forth in the Indentures and any supplemental indenture, and any failure to comply with those covenants will not constitute a default or an Event of Default with respect to the Notes of the applicable series, or “Covenant Defeasance.” If we exercise our Covenant Defeasance option with respect to a series of Notes, payment of such Notes may not be accelerated because of an Event of Default related to certain events of bankruptcy, insolvency or reorganization of our significant subsidiaries.

The conditions include:

•	depositing with the Trustee money and/or U.S. government obligations that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient, in the written opinion of a nationally recognized firm of independent public accountants, a nationally recognized investment bank or a nationally recognized appraisal firm, to pay and discharge each installment of principal, premium and interest in accordance with the terms of the Indenture and the Notes of the applicable series; and

•	delivering to the Trustee an opinion of counsel to the effect that the beneficial owners of the Notes of the applicable series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the deposit and related Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts and in the same manner and at the same times as would have been the case if the deposit and related Covenant Defeasance had not occurred.

Book-Entry Delivery and Form

General

The Original Notes of each series were issued in registered, global form in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof except for the Original 2019 Notes, which were issued in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof. The Original Notes of each series are currently represented by one or more permanent global certificates (the “Original Global Notes”) in definitive, fully registered form without interest coupons.

The Original Global Notes were deposited upon issuance with the Trustee as custodian for DTC and registered in the name of Cede & Co. (DTC’s partnership nominee) or another DTC nominee for credit to an account of a direct or indirect participant in DTC.

The Exchange Notes issued in exchange for the Original Notes of the corresponding series will be represented by one or more permanent global certificates (the “New Global Notes”) in definitive, fully registered form without interest coupons and will be deposited upon issuance with the Trustee as custodian for DTC and registered in the name of Cede & Co. (DTC’s partnership nominee) for credit to an account of a direct or indirect participant in DTC, as described below under “—Depositary Procedures.”

Except as set forth below, the New Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the New Global Notes may not be exchanged for notes in certificated form except in the limited circumstances described below under “—Exchange of Book-Entry Notes for Certificated Notes.”

Transfers of beneficial interests in the New Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear System (“Euroclear”) and Clearstream Banking S.A. (“Clearstream”)), which may change from time to time.

Depositary Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream is provided solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to changes by it. We and the Trustee do not take any responsibility for these operations and procedures and urge investors to contact DTC or its participants directly to discuss these matters.

DTC has advised us that it is a limited-purpose trust company created to hold securities for its participating organizations, referred to as “participants,” and to facilitate the clearance and settlement of transactions in those securities among DTC’s participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations some of whom (and/or their representatives) own DTC. Access to DTC’s system is also available to other entities such as banks, brokers, dealers, trust companies and clearing corporations that clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly, which entities are referred to as “indirect participants.” Persons who are not DTC participants may beneficially own securities held by or on behalf of DTC only through participants or indirect participants. DTC has no knowledge of the identity of beneficial owners of securities held by or on behalf of DTC. DTC’s records reflect only the identity of its participants to whose accounts securities are credited. The ownership interests and transfer of ownership interests of each beneficial owner of each security held by or on behalf of DTC are recorded on the records of DTC’s participants and indirect participants through the procedures established by DTC:

•	upon deposit of the New Global Notes, DTC will credit the accounts of its participants designated by the dealer managers with portions of the principal amount of the New Global Notes; and

•	ownership of such interests in the New Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the participants) or by the participants and the indirect participants (with respect to other owners of beneficial interests in the New Global Notes).

Investors in the New Global Notes who are participants in DTC’s system may hold their interests therein directly through DTC. Investors in the New Global Notes who are not participants may hold their interests therein indirectly through organizations which are participants in such system. Euroclear and Clearstream may hold interests in the New Global Notes on behalf of their participants through customers’ securities accounts in their respective names on the books of their respective depositories, which are Morgan Guaranty Trust Company of New York, Brussels office, as operator of Euroclear, and Citibank, N.A., as operator of Clearstream. All interests in the New Global Notes, including those held through Euroclear or Clearstream, will be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain persons take physical delivery of certificates evidencing securities they own. Consequently, the ability to transfer beneficial interests in the New Global Notes to such persons will be limited to that extent. Because DTC can act only on behalf of its participants, which in turn act on behalf of indirect participants, the ability of beneficial owners of interests in the New Global Notes to pledge such interests to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of interests in the New Global Notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or “holders” thereof under the Indentures for any purpose.

Payments in respect of the principal of, and interest and premium, if any, on, a New Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the Indentures. Under the terms of the Indentures, we and the Trustee will treat the persons in whose names the Exchange Notes, including the New Global Notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes.

Consequently, neither we nor the Trustee nor any of our respective agents has or will have any responsibility or liability for:

•	any aspect of DTC’s records or any participant’s or indirect participant’s records relating to or payments made on account of beneficial ownership interests in the New Global Notes, or for maintaining, supervising or reviewing any of DTC’s records or any participant’s or indirect participant’s records relating to the beneficial ownership interests in the New Global Notes; or

•	any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the Exchange Notes (including principal and interest), is to credit the accounts of the relevant participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. The account of each relevant participant is credited with an amount proportionate to the amount of its interest in the principal amount of the New Global Notes as shown on the records of DTC. Payments by the participants and the indirect participants to the beneficial owners of the Exchange Notes will be governed by standing instructions and customary practices, and will be the responsibility of the participants or the indirect participants and will not be the responsibility of DTC, the Trustee or us. Neither we nor the Trustee will be liable for any delay by DTC or any of its participants in identifying the beneficial owners of the Exchange Notes, and we and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds. Transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures. Cross-market transfers between the participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the Exchange Notes as to which such participant or participants has or have given such direction.

Although DTC, Euroclear and Clearstream have agreed to the procedures described above to facilitate transfers of interests in the Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform those procedures, and those procedures may be discontinued or changed at any time. Neither we nor the Trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Book-Entry Notes for Certificated Notes

The New Global Notes are exchangeable for certificated notes in definitive, fully registered form without interest coupons only in the following limited circumstances:

•	DTC (1) notifies us that it is unwilling or unable to continue as depositary for the New Global Notes and we fail to appoint a successor depositary within 90 days or (2) has ceased to be a clearing agency registered under the Exchange Act;

•	we notify the Trustee in writing that we have elected to cause the issuance of certificated notes under the Indentures; or

•	an Event of Default with respect to the Exchange Notes represented by such New Global Note shall have occurred and be continuing.

In all cases, certificated notes delivered in exchange for any New Global Notes or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of DTC (in accordance with its customary procedures).

Payment and Paying Agents

Payments on the New Global Notes will be made in U.S. dollars by wire transfer. If we issue definitive notes, the holders of definitive notes will be able to receive payments of principal of and interest on their notes at the office of our paying agent. Payment of principal of a definitive note may be made only against surrender of the note to our paying agent. We have the option, however, of making payments of interest by wire transfer or by mailing checks to the address of the holder appearing in the register of note holders maintained by the registrar.

We will make any required interest payments to the person in whose name a note is registered at the close of business on the record date for the interest payment.

The Trustee will be designated as our paying agent for payments on the Exchange Notes. We may at any time designate additional paying agents, rescind the designation of any paying agent or approve a change in the office through which any paying agent acts.

Notices

Any notices required to be given to the holders of the Exchange Notes will be given to DTC, as the registered holder of the New Global Notes. In the event that the New Global Notes are exchanged for notes in definitive form, notices to holders of the Exchange Notes will be sent electronically or mailed by first-class mail, postage prepaid, to the addresses that appear on the register of noteholders maintained by the registrar.

The Trustee

The Trustee assumes no responsibility for the accuracy or completeness of the information concerning Sherwin-Williams or its affiliates or any other party contained in this document or the related documents or for any failure by Sherwin-Williams or any other party to disclose events that may have occurred and may affect the significance or accuracy of such information. An affiliate of the Trustee is acting as joint lead arranger and joint bookrunner under one of Sherwin-Williams’ credit facilities. The Trustee is also a lender under the Term Loan Credit Agreement.

The Indentures provide that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indentures. During the existence of an Event of Default, the Trustee must exercise such rights and powers vested in it by the Indentures as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs.

The Indentures and provisions of the Trust Indenture Act incorporated by reference in the Indentures contain limitations on the rights of the Trustee, should it become our creditor, to obtain payment of claims in certain cases or to liquidate certain property received by it in respect of any such claim as security or otherwise. The Trustee is permitted to engage in other transactions with us or any of our affiliates. If the Trustee acquires any conflicting interest (as defined in the Indentures or in the Trust Indenture Act), it must eliminate that conflict, apply to the SEC for permission to continue as trustee, or resign.

Governing Law

The Indentures are, and the Exchange Notes will be, governed by and construed in accordance with the laws of the State of New York, without regard to conflicts of laws principles thereof.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations relating to the exchange of unregistered Original Notes for registered Exchange Notes pursuant to the Exchange Offers, but does not purport to be a complete analysis of all the potential tax considerations relating to the Exchange Offers. This summary is based upon the provisions of the Code, Treasury regulations promulgated thereunder, administrative rulings and pronouncements, and judicial decisions, all as in effect on the date of this prospectus and all of which are subject to change, possibly with retroactive effect, or to different interpretations.

This discussion does not address all of the U.S. federal income tax considerations that may be relevant to a holder in light of such holder’s particular circumstances or to holders subject to special rules, such as banks or other financial institutions, entities or arrangements classified as partnerships or other pass-through entities for U.S. federal income tax purposes or investors in such entities, regulated investment companies, real estate investment trusts, expatriates or former U.S. citizens or U.S. residents, insurance companies, brokers or dealers in securities or commodities, holders that use a mark-to-market method of accounting for their securities holdings, U.S. holders whose functional currency is not the U.S. dollar, holders subject to the alternative minimum tax, tax-exempt organizations, controlled foreign corporations (within the meaning of the Code), passive foreign investment companies (within the meaning of the Code), persons deemed to sell the Notes under the constructive sale provisions of the Code, persons holding the Notes in tax-deferred accounts, or persons holding the Notes as part of a “straddle,” “hedge,” “conversion transaction,” integrated security transaction or other risk reduction transaction. In addition, this discussion is limited to persons that hold the Notes as “capital assets” within the meaning of the Code (generally, property held for investment). This discussion does not address U.S. federal tax laws other than those pertaining to the U.S. federal income tax (such as the gift tax, the estate tax and the Medicare tax) or the effect of any applicable state, local or non-U.S. tax laws. This summary is not binding on the Internal Revenue Service, or “IRS.” We have not sought and will not seek any rulings from the IRS with respect to the statements made in this summary, and there can be no assurance that the IRS will not take a position contrary to these statements or that a contrary position taken by the IRS would not be sustained by a court.

The exchange of an Original Note for an Exchange Note pursuant to the Exchange Offers will not constitute a taxable exchange of the Original Note for U.S. federal income tax purposes. Rather, the Exchange Note a holder receives will be treated as a continuation of the holder’s investment in the corresponding Original Note surrendered in the exchange. Consequently, a holder will not recognize any taxable income, gain or loss upon the receipt of an Exchange Note pursuant to the Exchange Offers, the holder’s holding period for an Exchange Note will include the holding period for the Original Note exchanged pursuant to the Exchange Offers, and the holder’s tax basis in an Exchange Note will be the same as the adjusted tax basis in the Original Note immediately before such exchange.

THIS SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSIDERATIONS ARISING UNDER OTHER U.S. FEDERAL TAX LAWS, THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR ANY APPLICABLE INCOME TAX TREATY.

CERTAIN ERISA CONSIDERATIONS

The following summary regarding certain aspects of ERISA and the Code is based on ERISA and the Code, judicial decisions and United States Department of Labor and IRS regulations and rulings that are in existence on the date of this prospectus. This summary is general in nature and does not address every issue pertaining to ERISA or the Code that may be applicable to us, the Exchange Notes or a particular investor. Accordingly, each prospective investor should consult with his, her or its own counsel in order to understand the issues relating to ERISA and the Code that affect or may affect the investor with respect to this investment.

ERISA and the Code impose certain requirements on employee benefit plans that are subject to Title I of ERISA and plans subject to Section 4975 of the Code (each such employee benefit plan or plan, a “Plan”), on entities whose underlying assets include plan assets by reason of a Plan’s investment in such entities and on those persons who are “fiduciaries” as defined in Section 3(21) of ERISA and Section 4975 of the Code with respect to Plans. In considering an investment of the assets of a Plan subject to Part 4 of Subtitle B of Title I of ERISA in the Exchange Notes, a fiduciary must, among other things, discharge its duties solely in the interest of the participants of such Plan and their beneficiaries and for the exclusive purpose of providing benefits to such participants and beneficiaries and defraying reasonable expenses of administering the Plan. A fiduciary must act prudently and must diversify the investments of a Plan subject to Part 4 of Subtitle B of Title I of ERISA so as to minimize the risk of large losses, as well as discharge its duties in accordance with the documents and instruments governing such Plan. In addition, ERISA generally requires fiduciaries to hold all assets of a Plan subject to Part 4 of Subtitle B of Title I of ERISA in trust and to maintain the indicia of ownership of such assets within the jurisdiction of the district courts of the United States. A fiduciary of a Plan subject to Part 4 of Subtitle B of Title I of ERISA should consider whether an investment in the Exchange Notes satisfies these requirements.

An investor who is considering acquiring the Exchange Notes with the assets of a Plan must consider whether the acquisition and holding of the Exchange Notes will constitute or result in a non-exempt prohibited transaction. Section 406(a) of ERISA and Sections 4975(c)(1)(A), (B), (C) and (D) of the Code prohibit certain transactions that involve a Plan and a “party in interest” as defined in Section 3(14) of ERISA or a “disqualified person” as defined in Section 4975(e)(2) of the Code with respect to such Plan. Examples of such prohibited transactions include, but are not limited to, sales or exchanges of property (such as the Exchange Notes) or extensions of credit between a Plan and a party in interest or disqualified person. Section 406(b) of ERISA and Sections 4975(c)(1)(E) and (F) of the Code generally prohibit a fiduciary with respect to a Plan from dealing with the assets of the Plan for its own benefit (for example, when a fiduciary of a Plan uses its position to cause the Plan to make investments in connection with which the fiduciary (or a party related to the fiduciary) receives a fee or other consideration).

ERISA and the Code contain certain exemptions from the prohibited transactions described above, and the Department of Labor has issued several exemptions, although certain exemptions do not provide relief from the prohibitions on self-dealing contained in Section 406(b) of ERISA and Sections 4975(c)(1)(E) and (F) of the Code. Exemptions include Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code pertaining to certain transactions with non-fiduciary service providers; Department of Labor Prohibited Transaction Class Exemption (“PTCE”) 95-60, applicable to transactions involving insurance company general accounts; PTCE 90-1, regarding investments by insurance company pooled separate accounts; PTCE 91-38, regarding investments by bank collective investment funds; PTCE 84-14, regarding investments effected by a qualified professional asset manager; and PTCE 96-23, regarding investments effected by an in-house asset manager. There can be no assurance that any of these exemptions will be available with respect to the acquisition of the Exchange Notes. Under Section 4975 of the Code, excise taxes are imposed on disqualified persons who participate in non-exempt prohibited transactions (other than a fiduciary acting only as such) and such transactions may have to be rescinded.

As a general rule, a governmental plan, as defined in Section 3(32) of ERISA (each, a “Governmental Plan”), a church plan, as defined in Section 3(33) of ERISA, that has not made an election under Section 410(d)

of the Code (each, a “Church Plan”) and a plan maintained outside the United States primarily for the benefit of persons substantially all of whom are nonresident aliens (each, a “non-U.S. Plan”) are not subject to Title I of ERISA or Section 4975 of the Code. Accordingly, assets of such plans may be invested without regard to the fiduciary and prohibited transaction considerations described above. Although a Governmental Plan, a Church Plan or a non-U.S. Plan is not subject to Title I of ERISA or Section 4975 of the Code, it may be subject to other United States federal, state or local laws or non-U.S. laws that regulate its investments (a “Similar Law”). A fiduciary of a Government Plan, a Church Plan or a non-U.S. Plan should consider whether investing in the Exchange Notes satisfies the requirements, if any, under any applicable Similar Law.

The Exchange Notes may be acquired by a Plan, a Governmental Plan, a Church Plan, a non-U.S. Plan or an entity whose underlying assets include the assets of a Plan, but only if the acquisition will not result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code or a violation of Similar Law. Therefore, any investor in the Exchange Notes will be deemed to represent and warrant to us and the Trustee that (1) (a) it is not (i) a Plan, (ii) a Governmental Plan, (iii) a Church Plan, (iv) a non-U.S. Plan or (v) an entity whose underlying assets include the assets of a Plan, (b) it is a Plan or an entity whose underlying assets include the assets of a Plan and the acquisition and holding of the Exchange Notes will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or (c) it is a Governmental Plan, a Church Plan or a non-U.S. Plan that is not subject to (i) ERISA, (ii) Section 4975 of the Code or (iii) any Similar Law that prohibits or imposes excise or penalty taxes on the acquisition or holding of the Exchange Notes; and (2) it will notify us and the Trustee immediately if, at any time, it is no longer able to make the representations contained in clause (1) above. Any purported transfer of the Exchange Notes to a transferee that does not comply with the foregoing requirements shall be null and void ab initio.

These offers are not a representation by us that an acquisition of the Exchange Notes meets any or all legal requirements applicable to investments by Plans, Governmental Plans, Church Plans, non-U.S. Plans or entities whose underlying assets include the assets of a Plan or that such an investment is appropriate for any particular Plan, Governmental Plan, Church Plan, non-U.S. Plan or entity whose underlying assets include the assets of a Plan.

PLAN OF DISTRIBUTION

Any broker-dealer that holds Original Notes that were acquired for its own account as a result of market-making activities or other trading activities (other than Original Notes acquired directly from us) may exchange such Original Notes pursuant to the Exchange Offers. Any such broker-dealer, however, may be deemed to be an “underwriter” within the meaning of the Securities Act and must, therefore, deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of Exchange Notes received by such broker-dealer in the Exchange Offers. Such prospectus delivery requirement may be satisfied by the delivery by such broker-dealer of this prospectus. We have agreed to make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with such resales.

We will not receive any proceeds from any sale of Exchange Notes by broker-dealers. Exchange Notes received by broker-dealers for their own account in the Exchange Offers may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any of these resales may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from these broker-dealers and/or the purchasers of Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account in the Exchange Offers and any broker-dealer that participates in a distribution of the Exchange Notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of Exchange Notes and any commission or concessions received by any such person may be deemed to be underwriting compensation under the Securities Act. The accompanying letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed to pay all expenses incident to the Exchange Offers, including the expenses of one counsel for the holders of the Original Notes and will indemnify the holders of the Original Notes against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Jones Day will pass upon the validity of the Exchange Notes.

EXPERTS

The consolidated financial statements of The Sherwin-Williams Company incorporated by reference in The Sherwin-Williams Company’s Annual Report (Form 10-K) for the year ended December 31, 2016 (including the schedule appearing therein), and the effectiveness of The Sherwin-Williams Company’s internal control over financial reporting as of December 31, 2016 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, incorporated by reference therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of The Valspar Corporation appearing in The Valspar Corporation’s Annual Report (Form 10-K) for the year ended October 28, 2016, and the effectiveness of The Valspar Corporation’s internal control over financial reporting as of October 28, 2016, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

THE SHERWIN-WILLIAMS COMPANY

PROSPECTUS

Offers to Exchange

All of the Outstanding Restricted 7.25% Senior Notes Due 2019 Issued on June 2, 2017

for Newly Issued and Registered 7.25% Senior Notes Due 2019

All of the Outstanding Restricted 4.20% Senior Notes Due 2022 Issued on June 2, 2017

for Newly Issued and Registered 4.20% Senior Notes Due 2022

All of the Outstanding Restricted 3.30% Senior Notes Due 2025 Issued on June 2, 2017

for Newly Issued and Registered 3.30% Senior Notes Due 2025

All of the Outstanding Restricted 3.95% Senior Notes Due 2026 Issued on June 2, 2017

for Newly Issued and Registered 3.95% Senior Notes Due 2026

All of the Outstanding Restricted 4.40% Senior Notes Due 2045 Issued on June 2, 2017

for Newly Issued and Registered 4.40% Senior Notes Due 2045